EXECUTION VERSION

Gold Reserve Inc.
926 W Sprague Ave
Suite 200
Spokane, WA 99201

SUBORDINATED NOTE RESTRUCTURING AND NOTE PURCHASE AGREEMENT

As of June 18, 2014

TO:      THE PARTIES SIGNATORY HERETO

Ladies and Gentlemen:

This Subordinated Note Restructuring and Note Purchase Agreement (this “Agreement”) is entered into between the undersigned, Gold Reserve Inc., a company incorporated under the laws of the Yukon Territory, Canada (the “Company”), each entity or account listed on Exhibit A hereto (each an “Existing Holder” and solely for ease of reference, collectively the “Existing Holders”) and each entity or account listed on Exhibit B hereto (each a “New Notes Purchaser” and solely for ease of reference, collectively, the “New Notes Purchasers”).  The Company, the Existing Holders and New Notes Purchasers may be referred to, collectively, as the “Parties” and the Existing Holders and New Notes Purchasers may be referred to, collectively, as the “Note Parties.”  Notwithstanding any collective reference to Existing Holders or New Notes Purchasers, each Existing Holder and New Notes Purchaser is acting separately in the exercise of its rights hereunder and all of its commitments and liabilities are undertaken on a several and not joint basis.

WHEREAS, the Company has outstanding $25,312,000 aggregate principal amount of 5.50% convertible notes due 2014 (the “2014 Notes”) and $1,042,000 aggregate principal amount of 5.50% convertible notes due 2022 (the “2022 Notes”);

WHEREAS, the Existing Holders hold the principal amounts of 2014 Notes listed on Exhibit A attached hereto;

WHEREAS, the Company and the Existing Holders desire to amend the Company’s obligations under the 2014 Notes held by the Existing Holders (the “Subject Notes,” as set forth on Exhibit A) pursuant to the Restructuring Transaction (as defined below);

WHEREAS, simultaneously with the effectiveness of the Restructuring Transaction, the Company also desires to issue and sell up to $12,000,000 aggregate principal amount of New Notes (as defined herein) to the New Notes Purchasers in the amounts set forth opposite the name of each New Notes Purchaser on Exhibit B (collectively, the “New Notes Sale”); and

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously determined that the Restructuring Transaction and the New Notes Sale, respectively, are in the best interests of the Company’s shareholders and have approved the Restructuring Transaction and the New Notes Sale, respectively.

NOW, THEREFORE, in consideration of the foregoing, the Company hereby agrees with the Note Parties as follows:

1.                  Restructuring Transaction.

1.1              The following transactions are collectively, the “Restructuring Transaction”: (a) the Subject Notes shall remain outstanding and represent the same continuing indebtedness, subject to the amended terms set forth in the second supplemental indenture (the “Second Supplemental Indenture”) substantially in the form attached hereto as Exhibit C (“Amended Notes”) to the Indenture, dated as of May 18, 2007 (the “Original Indenture”), as amended and supplemented by the Supplemental Indenture, dated as of December 4, 2012 (the “First Supplemental Indenture” and the Original Indenture as amended and supplemented by the First Supplemental Indenture, the “Indenture”); and (b) subject to the proviso in Section 4.2(f) of this Agreement, the Company shall make a cash payment (the “Cash Payment”) on or prior to the first (1st) Business Day following the Closing Date (as defined below) to each Existing Holder in the amounts set forth on Exhibit B, which amounts equals 2.5% of the aggregate principal amount of Subject Notes (but not accrued interest, which shall be payable as provided below) held by each Existing Holder as of the Closing Date.

1.2              Each Existing Holder, severally and not jointly, subject to the terms and conditions contained herein, commits to amend its Subject Notes as contemplated in Section 1.1 above.  The aggregate principal amount of the Amended Notes to be issued to each Holder in respect of its Subject Notes is set forth on Exhibit A.

1.3              Subject to the proviso in Section 4.2(f) of this Agreement, on or prior to the first (1st) Business Day following the Closing Date, the Company shall pay to each Existing Holder in immediately available funds the accrued and unpaid interest on the full principal amount of the Subject Notes through the day immediately prior to the Closing Date (the “Accrued Interest”).

2.                  Purchase and Sale of New Notes.  Subject to the terms and conditions of this Agreement, the Company will issue and sell to each New Notes Purchaser and each New Notes Purchaser will purchase from the Company, at the Closing provided for in Section 3, additional senior subordinated convertible notes due 2015 (the “New Notes”) having the terms set forth in the Second Supplemental Indenture (which terms shall be the same as the terms of the Amended Notes, except as to issue price and CUSIP/ISIN number), in the principal amount specified opposite such New Notes Purchaser’s name in Exhibit B at the purchase price equal to 97.5% of the principal amount thereof.  The obligations of each New Notes Purchaser under this Agreement are several and not joint with the obligations of any other New Notes Purchaser.

3.                  Closing.  The closing of the Restructuring Transaction and the New Notes Sale (the “Closing”) shall take place at the offices of Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201, at 10:00 am Pacific time, on the third (3rd) Business Day following the satisfaction or waiver of the conditions set forth in Sections 4.1, 4.2, 4.3 and 4.4, or at such other time and place as the Parties may agree (the date on which the Closing occurs, the “Closing Date”); provided, however, that the Closing Date shall not, in any event, occur later than June 18, 2014 (the “Outside Date”) without the prior consent of each Note Party.  The Closing of each of the Restructuring Transaction and the New Notes Sale is contingent upon the simultaneous closing of the other.

4.                  Conditions Precedent

4.1              Conditions Precedent of all Parties.  The obligations of the Company and each Existing Holder to consummate the Restructuring Transaction and the obligations of the Company and each New Notes Purchaser to consummate the New Notes Sale are subject to the satisfaction of the following condition:

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(a)                No Prohibition.  No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by or in any court or Governmental Authority of competent jurisdiction or any self-regulatory organization having authority over the matters contemplated hereby which prohibits the consummation of the Restructuring Transaction or the New Notes Sale, as applicable.

4.2              Conditions Precedent to the Obligations of the Existing Holders in Connection with the Restructuring Transaction.  The obligation of each Existing Holder to consummate the Restructuring Transaction are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be delivered to the Existing Holders.  Each Existing Holder shall have received the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Existing Holders:

(i)                 the Second Supplemental Indenture, duly executed by the Company and the applicable trustee(s);

(ii)               certified copies of the resolutions of the Board approving this Agreement, the Restructuring Transaction, the Second Supplemental Indenture, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the Restructuring Transaction;

(iii)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement, the Second Supplemental Indenture and the other documents to be delivered hereunder;

(iv)             certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten (10) Business Days of the Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(v)               a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vi)             an Officer’s Certificate certifying as to the matters addressed in clauses 4.2(b)-(f) below; and

(vii)           such other documents, agreements or information as an Existing Holder may reasonably request.

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

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(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

(d)               No Litigation.  No proceeding, investigation, action or order shall be pending or threatened by any Governmental Authority, regulatory authority or self-regulatory organization, nor shall any litigation have been initiated which, if determined in an adverse manner, would materially impair the ability of the Restructuring Transaction to be completed.

(e)                Amended Notes.  The Company shall have obtained CUSIP numbers for the Amended Notes and Interest Notes.

(f)                Cash Payment and Accrued Interest.  The Company shall have delivered, in immediately available funds, or made arrangements to deliver within the time period set forth in Sections 1.1 and 1.3, as applicable, of this Agreement, the Cash Payment and the Accrued Interest; provided, that (i) any cash payable to a New Notes Purchaser that is an Existing Holder in respect of the Cash Payment payable pursuant to Section 1.1 and (ii) unless the Parties agree that Accrued Interest must be paid to the Trustee in accordance with the provisions of the Indenture, any Accrued Interest owed to an Existing Holder, may in each case be applied to reduce the purchase price for the New Notes purchased by such Existing Holder that is also a New Notes Purchaser upon mutual agreement of the relevant Parties, all such payments and applications to be made in accordance with the calculations set forth on Exhibit D.

4.3              Conditions Precedent to the Obligations of the New Notes Purchasers in Connection with the New Notes Sale.  The obligation of each New Notes Purchaser to consummate the New Notes Sale are subject to the satisfaction or waiver of the following conditions (but only to the extent such conditions are not otherwise satisfied pursuant to Section 4.2 above):

(a)                Certain Documents to be delivered to the New Notes Purchasers.  Each New Notes Purchaser shall have received the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the New Notes Purchasers:

(i)                 the Second Supplemental Indenture, duly executed by the Company and the applicable trustee(s);

(ii)               certified copies of the resolutions of the Board approving this Agreement, the New Notes Sale, the Second Supplemental Indenture, and certified copies of all documents evidencing other reasonably necessary corporate action and governmental approvals, if any, with respect to the New Notes Sale;

(iii)             a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign the Agreement, the Second Supplemental Indenture and the other documents to be delivered hereunder;

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(iv)             certified copies of the Certificate or Articles of Incorporation (certified by the Secretary of State of the applicable state of incorporation) dated at least within ten (10) Business Days of the Closing Date or such earlier date as is reasonable, and bylaws, each as amended to date, of the Company;

(v)               a legal opinion of (i) Baker & McKenzie LLP in a form to be agreed by the Parties, acting reasonably, and (ii) Norton Rose Canada LLP (and/or Yukon counsel, as applicable) in a form to be agreed by the Parties, acting reasonably;

(vi)             an Officer’s Certificate certifying as to the matters addressed in clauses 4.3(b)-(d) and (f) below; and

(vii)           such other documents, agreements or information as a New Notes Purchaser may reasonably request.

(b)               Representations and Warranties. The representations and warranties of the Company set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(c)                Covenants.  The Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

(d)               No Litigation.  No proceeding, investigation, action or order shall be pending or threatened by any Governmental Authority, regulatory authority or self-regulatory organization, nor shall any litigation have been initiated which, if determined in an adverse manner, would materially impair the ability of the New Notes Sale to be completed.

(e)                Sale of New Notes.  Contemporaneously with the Closing, the Company shall sell to each New Notes Purchaser and each New Notes Purchaser shall purchase the New Notes to be purchased by it at the Closing as specified in Exhibit B.

(f)                New Notes.  The Company shall have obtained CUSIP numbers for the New Notes and the Interest Notes.

4.4              Conditions Precedent of the Company to the Restructuring Transaction and New Notes Sale.  The obligations of the Company to consummate the Restructuring Transaction and the New Notes Sale, respectively, are subject to the satisfaction or waiver of the following conditions:

(a)                Certain Documents to be Delivered to the Company.  The Company shall have received from each Note Party the following, each dated the Closing Date (unless a different date is indicated below), and each in form, scope and substance reasonably satisfactory to the Company:

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(i)                 a completed and duly executed Accredited Investor Questionnaire in the form set forth on Exhibit D hereto; and

(ii)               such other documents, agreements or information as the Company may reasonably request.

(b)               Delivery of Subject Notes and Payment of Purchase Price for New Notes. Each Existing Holder shall have delivered to the Company its Subject Notes and, subject to the proviso in Section 4.2(f) of this Agreement, each New Notes Purchaser shall have delivered, in immediately available funds, the purchase price for the New Notes to be purchased by such New Notes Purchaser, in each case in accordance with the written instructions of the Company.

(c)                Representations and Warranties.  The representations and warranties of each Existing Holder and New Notes Purchaser set forth herein shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct as of such date in all material respects).

(d)               Covenants.  Each Note Party shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by it on or prior to the Closing Date.

5.                  Affirmative Covenants.

5.1              Publicity.  Prior to the Closing, the Company, at its discretion, may make public announcements regarding the Restructuring Transaction and/or the New Notes Sale. Prior to making any public announcement regarding the Restructuring Transaction and/or the New Notes Sale, the Company will provide each Note Party a reasonable opportunity to review and comment on such public announcements and cooperate with each Note Party in good faith to incorporate any reasonable comments by such Note Party. Prior to the Closing, none of the Note Parties shall make any public announcement regarding the Restructuring Transaction and/or the New Notes Sale, as applicable, except (a) as may be required by Applicable Law with respect to the Restructuring Transaction, in which case the Note Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with the Company before making any such public announcements and (b) a Note Party may file applicable reports and statements with any applicable Governmental Authority, regulatory authority or self-regulatory organization, including the SEC.  On or before the first Business Day following execution of this Agreement, the Company shall publicly disclose the material terms hereof in compliance with all applicable securities regulations.

5.2              Transfer Restrictions.  Each Existing Holder agrees not to sell or otherwise dispose of, directly or indirectly, any Subject Notes held by it other than pursuant to this Agreement; provided, that the foregoing restriction shall cease to apply on the first Business Day following the earlier to occur of the Outside Date or the Closing Date.

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5.3              Registration.  The Company shall, in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the SEC a shelf registration statement on Form F-1 or Form F-3 or other suitable or successor form (the “Shelf Registration Statement”) providing for the resale from time to time by the holders of any (i) Amended Notes, (ii) New Notes, (iii) Interest Notes and (iv) Class A common shares, no par value (the “Class A Common Shares”), issuable upon conversion of the Amended Notes or the New Notes, within thirty (30) days following the Closing Date (the “Shelf Registration Deadline Date”), and thereafter use its commercially reasonable best efforts to cause such Shelf Registration Statement to be declared effective by the SEC within one hundred eighty (180) days following the date of filing a shelf registration statement with the SEC.  The failure by the Company to cause the Shelf Registration Statement to be filed on or prior to the Shelf Registration Deadline Date shall be a breach of this Restructuring Agreement and the Company shall pay to each Holder, as liquidated damages and not a penalty, a pro rata portion of the Registration Liquidated Damages, such pro rata portion calculated by a fraction, the numerator of which is the aggregate principal amount of a Holder’s holdings of Amended Notes and/or New Notes, and the denominator of which is the aggregate principal amount of all Amended Notes and New Notes taken together; provided, that payments of any Registration Liquidated Damages owing shall be made on the earlier to occur of (A) the date on which the Shelf Registration Statement is filed with the SEC and (B) every tenth (10th) Business Day from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is filed with the SEC; provided, further, that the Shelf Registration Deadline Date shall be extended, and no Registration Liquidated Damages shall accrue during the period of such extension, for so long as the filing by the Company of the Shelf Registration Statement is delayed as a result of the failure by any Holder of Amended Notes to promptly provide any information or to take any action, in each instance reasonably and timely requested by the Company in writing in furtherance of the filing of the Shelf Registration Statement.  In addition, on or prior to the date of effectiveness of the Shelf Registration Statement, the Amended Notes and the New Notes shall be eligible for clearance and settlement through DTC and the Company shall use all commercially reasonable efforts to make the Interest Notes eligible for clearance and settlement through DTC.

5.4              Future Participation.  Each Note Party shall have the right to participate, on a pro rata basis based on the amount of Class A Common Shares such Note Party holds, including Class A Common Shares issuable upon conversion of convertible securities (including for the avoidance of doubt the Subject Notes, the Amended Notes and the New Notes), in any future equity (or equity linked) or debt financing of the Company, including but not limited to any debtor-in-possession financing, and the Company shall provide reasonable advance notice of any such contemplated transaction and the proposed terms thereof and otherwise provide adequate time for the Note Parties to participate in any such financing.

6.                  Events Of Default; Termination.

6.1              Events of Default of the Company.  The occurrence of any of the following shall constitute an Event of Default with respect to the Company:

(a)                the Company fails to perform or observe any agreement, covenant, term or condition contained herein, and such failure, if able to be remedied, continues unremedied for a period of five (5) days (or such shorter amount of time remaining prior to the Closing Date) after written notice thereof is given by the Majority Holders to the Company (and the Majority Holders have not subsequently agreed to waive such Event of Default, in their sole discretion); or

(b)               the Company makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

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(c)                any decree or order for relief in respect of the Company is entered under any bankruptcy, reorganization, compromise, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law, whether now or hereafter in effect (the “Bankruptcy Law”), of any jurisdiction; or

(d)               the Company petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Company, or of any substantial part of the assets of the Company, or commences a voluntary case under the Bankruptcy Law of the United States or any other jurisdiction or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a wholly-owned Subsidiary) relating to the Company under the Bankruptcy Law of any other jurisdiction; or

(e)                any such petition or application is filed, or any such proceedings are commenced, against the Company and the Company by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than sixty (60) days; or

(f)                any order, judgment or decree is entered in any proceedings against the Company decreeing the dissolution of the Company and such order, judgment or decree remains unstayed and in effect for more than thirty (30) days.

6.2              Events of Default of a Note Party.  The occurrence of any of the following shall constitute an Event of Default with respect to a Note Party:

(a)                such Note Party fails to perform or observe any agreement, covenant, term or condition contained herein, and, if able to be remedied, such failure continues unremedied for a period of five (5) days (or such shorter amount of time then remaining prior to the Closing Date) after written notice thereof is given such Note Party; or

(b)               such Note Party makes an assignment for the benefit of creditors or is generally not paying its debts as such debts become due; or

(c)                any decree or order for relief in respect of such Note Party is entered under any Bankruptcy Law of any jurisdiction; or

(d)               such Note Party petitions or applies to any Tribunal for, or consents to, the appointment of, or taking possession by, a trustee, receiver, custodian, liquidator or similar official of the Note Party, or of any substantial part of the assets of such Note Party, or commences a voluntary case under the Bankruptcy Law of the United States or any proceedings (other than proceedings for the voluntary liquidation and dissolution of a Subsidiary) relating to such Note Party under the Bankruptcy Law of any other jurisdiction; or

(e)                any such petition or application is filed, or any such proceedings are commenced, against such Note Party and that Note Party by any act indicates its approval thereof, consent thereto or acquiescence therein, or an order, judgment or decree is entered appointing any such trustee, receiver, custodian, liquidator or similar official, or approving the petition in any such proceedings, and such order, judgment or decree remains unstayed and in effect for more than sixty (60) days; or

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(f)                any order, judgment or decree is entered in any proceedings against such Note Party decreeing the dissolution of that Note Party and such order, judgment or decree remains unstayed and in effect for more than thirty (30) days.

6.3              Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing Date by the written consent of the Company and the Note Parties.

6.4              Termination by the Company.  This Agreement may be terminated at any time prior to the Closing Date by the Company with respect to an Existing Holder or a New Notes Purchaser upon the occurrence of an Event of Default by such Note Party.  If the Company terminates this Agreement with respect to any Existing Holder or New Notes Purchaser, the Company shall immediately notify the other Note Parties.  Any such termination shall not affect the liability of the breaching Note Party.

6.5              Termination by an Existing Holder or New Notes Purchaser.  This Agreement may be terminated at any time prior to the Closing Date by the Note Parties as follows: (i) by the Majority Holders upon the occurrence of an Event of Default of the Company set forth in Section 6.1(a); (ii) by any Existing Holder or New Notes Purchaser upon the occurrence of an Event of Default of the Company set forth in Section 6.1(b) – (f); (iii) by any Existing Holder or New Notes Purchaser with respect to such Existing Holder or New Notes Purchaser if the Company terminates this Agreement with respect to any other Existing Holder or New Notes Purchaser pursuant to Section 6.4; or (iv) by any Existing Holder or New Notes Purchaser if the Closing of the Restructuring Transaction and the New Notes Sale has not occurred by the Outside Date.  Any such termination shall not affect the liability of the breaching Party.

7.                  Representations, Covenants And Warranties of the Company.  The Company represents, covenants and warrants as follows:

7.1              Organization; Power and Authority.  The Company is a corporation duly organized and validly existing in good standing under the laws of the Yukon Territory, Canada, and is duly licensed and in good standing as a foreign corporation in each jurisdiction in which the nature of the business transacted or the property owned is such as to require licensing or qualification as a foreign corporation.  As of the date hereof, the Board has approved this Agreement and all of the transactions contemplated hereby, and the Company has taken all necessary corporate action required for the due authorization, execution, delivery and performance by it of this Agreement and all of the transactions contemplated hereby.  The Company has the power and authority to execute and deliver this Agreement and each document contemplated hereby and to perform its obligations hereunder and thereunder.  This Agreement has been duly executed and delivered by the Company as of the date hereof and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and each document contemplated hereby has been, or will be prior to the Closing Date, duly executed and delivered by the Company and constitutes, or will constitute prior to the Closing Date, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.  All consents, approvals and authorizations required on the part of the Company in connection with the execution, delivery and performance of this Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of the Company in connection with each document contemplated hereby have been obtained and will be effective as of the Closing Date.  The entry by the Company into this Agreement and each document contemplated hereby, or entered into contemporaneously herewith, has not, and the performance of its obligations hereunder and thereunder will not, violate or conflict with or result in any breach or default under the organizational documents of the Company, any agreement or instrument to which it or any of its subsidiaries or any of their assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to the Company or any of its subsidiaries.

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7.2              Securities to be Issued to the Existing Holders and New Notes Purchasers.  The Securities amended and/or issued pursuant this Agreement (including any Interest Notes issued in connection with the Company’s obligation to pay interest on, and any Class A Common Shares issuable upon conversion of, the Amended Notes and New Notes (the “Conversion Shares”)) and each document contemplated hereby have been duly authorized by the Company and will be, upon execution or issuance, duly authorized and validly issued or valid and binding obligations of the Company, as applicable, enforceable in accordance with their respective terms and the Conversion Shares, when issued in accordance with the terms of the Amended Notes or the New Notes, as applicable, will be issued as fully paid and non-assessable Class A Common Shares.

7.3              Brisas Project.  There is no information regarding the Arbitration Proceeding that has not been publicly disclosed that could have a material adverse impact on the Company or its prospects.

7.4              Regulatory Approval.  The TSX Venture Exchange (“TSXV”) has approved the Restructuring Transaction and the New Notes Sale subject only to the satisfaction of the conditions set forth in the approval letters from the TSXV to the Company, dated May 9, 2014, and it has not indicated that it will object to or challenge the Restructuring Transaction or the New Notes Sale or that any other approvals are required in respect therewith.  No approvals are required from any other Governmental Authority in connection with the Restructuring Transaction or the New Notes Sale.

7.5              Broker Fees.  The Company has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of the Company to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Restructuring Transaction or the New Notes Sale, respectively.

7.6              Shareholder Rights Plan.  The execution and delivery of this Agreement and the consummation of the Restructuring Transaction and New Notes Sale or any other transactions contemplated by this Agreement (including, for the avoidance of doubt, the issuance of Conversion Shares upon any conversion of the Amended Notes or any other issuance of Common Shares in accordance with the terms of the Indenture and the Second Supplemental Indenture) shall not result in any Note Party becoming an “Acquiring Person” for the purposes of the Company’s 2009 Shareholder Rights Plan Agreement or cause the occurrence of a “Flip-In Event” pursuant thereto.

7.7              Capitalization.  The authorized capital stock of the Company consists solely of an unlimited number of Class A Common Shares, of which 75,559,911 Class A Common Shares are issued and outstanding as of the date hereof, an unlimited number of Class B common shares, no par value (the “Class B Common Shares”), of which 500,236 Class B Common Shares formed a part of the Company’s outstanding Equity Units (as defined below) as of the date hereof, and an unlimited number of preferred shares, of which none are outstanding as of the date hereof.  As of the date hereof, the Company also has outstanding 500,236 Equity Units (the “Equity Units”) that comprise one Class B Common Share and one Gold Reserve Corporation Class B common share and are convertible into one Class A Common Shares.  All the outstanding share capital of the Company has been duly and validly authorized and issued and are fully paid and non-assessable and are not subject to any pre-emptive or similar rights.  Except as described in or expressly contemplated by this Agreement (including with respect to the 2022 Notes, the 2014 Notes and the Equity Units), and for the issuance of 875,000 Class A Common Shares upon the exercise of outstanding warrants, and other than as provided in the 2009 Shareholder Rights Plan Agreement, there are no outstanding rights (including, without limitation, pre-emptive rights), warrants or options to acquire, or instruments convertible into or exchangeable for, any capital stock or other equity interest in the Company or any subsidiary of the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any capital stock or any other securities of the Company or such subsidiary, any such convertible or exchangeable securities or any such rights, warrants or options; and all the outstanding share capital or other equity interests of the subsidiaries have been duly and validly authorized and issued, are fully paid and non-assessable (except, in the case of any foreign subsidiary, for directors’ qualifying shares) and are owned directly or indirectly by the Company, free and clear of any lien, charge, encumbrance, security interest, restriction on voting or transfer or any other claim of any third party.

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7.8              General Solicitation and Advertisement.  No form of general solicitation or general advertising within the meaning of Regulation D under the Securities Act (“Regulation D”) (including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising) was used by the Company or any of its representatives in connection with offering of the Amended Notes or the New Notes pursuant to the Restructuring Transaction or the New Notes Sale, respectively.

7.9              Listing and Compliance with Securities Law; Public Filings.

(a) The Class A Common Shares are listed and posted for trading on the TSXV and the Company is in compliance with the rules and regulations of the TSXV in all material respects.  The Company is not subject to regulation by any other stock exchange.  The Company is a “reporting issuer” or the equivalent thereof in each of the provinces of Canada (the “Reporting Jurisdictions”) and is not in default under the applicable securities laws of each of the Reporting Jurisdictions and the respective regulations and rules made under those securities laws together with all applicable policy statements, blanket orders and rules of the applicable securities commission or securities regulatory authorities in each of the Reporting Jurisdictions (the “Canadian Securities Commissions”) and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement and the Transaction Documents (collectively, the “Canadian Securities Laws”).  No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Canadian Securities Commission or the TSXV is in effect or ongoing or expected to be implemented or undertaken.  The Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the Canadian Securities Commissions and the TSXV pursuant to the reporting requirements of the Securities Laws and the rules and regulations of the TSXV (all of the foregoing including filings incorporated by reference therein being referred to herein as the “Public Disclosure Documents”).  At the times of their respective filings, the Public Disclosure Documents complied in all material respects with the requirements of the Securities Laws and the rules and regulations of the TSXV  and did not contain any misrepresentation (as defined in the Securities Act (Ontario)).  As of their respective dates, the financial statements of the Company included in the Public Disclosure Documents complied as to form in all material respects with the Canadian Securities Laws and all other published rules and regulations of the TSXV.  Such financial statements have been prepared in accordance with  accounting principles generally accepted in the United States applied on a consistent basis during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto or (ii) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements), and fairly present in all material respects the financial position of the Company and its Subsidiaries on a consolidated basis as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

                                                                             11

(b) The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and in Rule 405 under the Securities Act.  The Company files reports with the SEC pursuant to Section 13 of the Exchange Act and the rules promulgated thereunder.  The Company has filed all reports required to be filed by it under the Exchange Act on a timely basis or has received a valid extension of such time of filing and has filed any such reports prior to the expiration of any such extension.  As of their respective dates, such reports complied in all material respects with the all applicable requirements of the Exchange Act and did not, when filed, contain any untrue statement of a material fact of omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

8.                  Representations, Covenants And Warranties of the Existing Holders and New Notes Purchasers.  Each Existing Holder and New Notes Purchaser, severally and not jointly, represents and warrants as follows with respect to itself:

8.1              Organization; Power and Authority.  Such Note Party is an individual or an entity duly organized and validly existing in good standing under the laws of its state of organization.  As of the date hereof, this Agreement and all of the transactions contemplated hereby have been approved by the requisite governing person or body of such Note Party, to the extent applicable and required, and such Note Party has taken all necessary action required for the due authorization, execution, delivery and performance by it of this Agreement and the transactions contemplated hereby.  Such Note Party has the power and authority to execute and deliver this Agreement and each document contemplated hereby to be executed by it and to perform its obligations hereunder and thereunder. This Agreement has been duly executed and delivered by such Note Party as of the date hereof and constitutes a valid and binding obligation of such Note Party, enforceable against such Note Party in accordance with its terms, and each document contemplated hereby to be executed by it has been, or will be prior to the Closing Date, duly executed and delivered by such Note Party and constitutes, or will constitute prior to the Closing Date, a valid and binding obligation of such Note Party, enforceable against such Note Party in accordance with its terms.  All consents, approvals and authorizations required on the part of such Note Party, if any, in connection with the execution, delivery and performance of this Agreement have been obtained and are effective as of the date hereof, and all consents, approvals and authorizations required on the part of such Note Party, if any, in connection with each document contemplated hereby have been obtained and will be effective as of the Closing Date.  The entry by such Note Party into this Agreement and each document contemplated hereby has not, and the performance of its obligations hereunder will not, violate or conflict with or result in any breach or default under the organizational documents of such Note Party, any agreement or instrument to which it or any of its assets are bound, or any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to such Note Party.

8.2              Investment.

(a)                Such Note Party is an “accredited investor” (as defined in Rule 501(a) of Regulation D under the Securities Act acting for its own account (and not for the account of others) or as a fiduciary or agent for others (which others are also “accredited investors”) and with respect to any Note Party resident in or otherwise subject to the Canadian Securities Laws, such Note Party is an “accredited investor” (as defined in National Instrument 45-106-Prospectus and Registration Exemptions of the Canadian Securities Administrators) acquiring Amended Notes or New Notes, as the case may be, as principal for its own account;

                                                                             12

(b)               Such Note Party has had the opportunity to ask questions of the Company and receive answers concerning the terms and conditions of the Amended Notes and, if such Note Party is a New Notes Purchaser, the offer and sale of the New Notes.

(c)                The name and address of the entity through which each Existing Holder holds any Subject Notes is set forth on Schedule A, and such information set forth on Schedule A is true and correct in all material respects;

(d)               Such Note Party acknowledges that no person has been authorized to give any information or to make any representation concerning the Company or the Securities, if any, other than information made available by the Company on www.sec.gov, www.sedar.com, or www.goldreserveinc.com;

(e)                Such Note Party understands and accepts that an investment in the Securities involves various risks, including the risks outlined in the public filings made by the Company with the SEC pursuant to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and the rules and regulations adopted by the SEC thereunder (collectively, the “Securities Documents”);

(f)                Each New Notes Purchaser severally represents that it is purchasing the New Notes for its own account or for one or more separate accounts maintained or managed by it.  Each New Notes Purchaser understands that the New Notes have not been registered under the Securities Act and may be resold only if registered pursuant to the provisions of the Securities Act or if an exemption from registration is available, except under circumstances where neither such registration nor such an exemption is required by law, and that the Company is not required to register the New Notes;

(g)                Such Note Party is familiar with the business and financial condition and operations of the Company, all as generally described in the Securities Documents; and

(h)               The Amended Notes and the New Notes were not offered to such Note Party in connection with the Restructuring Transaction and/or the New Notes Sale, as applicable, by means of any form of general solicitation or general advertising within the meaning of Regulation D (including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar medium or broadcast over television or radio, or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising).

8.3              Broker Fees.  Such Note Party has not entered into any contract, arrangement or understanding with any Person which may result in the obligation of such Note Party to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Restructuring Transaction or, if such Note Party is a New Notes Purchaser, the New Notes Sale.

9.                  Definitions.  For the purpose of this Agreement, the terms defined in the introductory sentence and elsewhere in this Agreement shall have the respective meanings specified therein, and the following terms shall have the meanings specified with respect thereto below (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

                                                                             13

9.1              Terms.

“Applicable Law” means any applicable law, rule, regulation, code, governmental determination, order, treaty, convention, governmental certification requirement or other public limitation, U.S. or non-U.S.

“Arbitration Proceedings” means that certain arbitration proceeding commenced by the Company against the Bolivarian Republic of Venezuela pending before the International Centre for Settlement of Investment Disputes (“ICSID”) in Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

“Brisas Project” has the meaning set forth in the Securities Documents.

“Business Day” means any day on which banks are open for business in New York City (other than a legal holiday in Canada).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Governmental Authority” means any foreign governmental authority, the United States of America, any State of the United States, and any political subdivision of any of the foregoing, and any central bank, agency, department, commission, board, bureau, court or other tribunal having jurisdiction over the holder of any Note, any Party or their respective Property.

“Interest Notes” means the senior subordinated notes due 2015 to be issued in connection with the payment of interest on the Amended Notes and the New Notes  in accordance with the terms set forth in the Second Supplemental Indenture.

“Majority Holders” means Steelhead Navigator Master, L.P. and Greywolf Capital Management, L.P.

“Officer’s Certificate” means a certificate signed in the name of a Party by its Chief Executive Officer, President, one of its Vice Presidents or its Treasurer.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a trust, a limited liability company, an unincorporated organization and a government or any department or agency thereof.

“Property” means any interest in any kind of property or asset, whether real, personal or mixed, tangible or intangible.

“Registration Liquidated Damages” means an amount equal to (x) $5,000, multiplied by (y) the number of Business Days from the Shelf Registration Deadline Date through the date on which the Shelf Registration Statement is filed by the Company with the SEC.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means the Existing Notes, the Amended Notes, the New Notes, the Interest Notes and Common Shares or other securities issued pursuant to conversion of the foregoing, as applicable.

“Securities Act” means the Securities Act of 1933, as amended.

                                                                             14

“Tribunal” means any municipal, state, commonwealth, federal, foreign, territorial or other sovereign, governmental entity, governmental department, court, commission, board, bureau, agency or instrumentality.

9.2              Terms Not Defined in this Agreement.  Capitalized terms used and not defined herein have the respective meanings given such terms in the Indenture.

10.              Miscellaneous.

10.1          Consent to Existing Notes Repurchase.  To the extent required, the Existing Holders acknowledge and consent to the purchase by the Company of up to $4,000 aggregate principal amount of the 2014 Notes not held by the Existing Holders prior to the Closing Date.

10.2          Reasonable Best Efforts; Further Assurances.  Each Party shall use its commercially reasonable best efforts to satisfy each of the conditions to be satisfied by it as provided in this Agreement.  Each Party hereby agrees to execute and deliver such documents and take such other actions as reasonably requested in connection with the transactions contemplated by this Agreement.

10.3          Indemnification.

(a)                The Company shall indemnify the Existing Holders and New Notes Purchasers from and against any and all losses, claims, damages, expenses (including without limitation reasonable attorneys’ fees and expenses) or other liabilities (“Losses”) resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Agreement, in each case as incurred.  For the avoidance of doubt, Losses include any diminution in value of the Securities issued pursuant to this Agreement in addition to Losses incurred as a result of or in connection with third-party claims, in each case resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by the Company in this Agreement.

(b)               Each Note Party shall severally, and not jointly, indemnify the Company from and against any and all Losses resulting from, arising out of or relating to any breach of a representation or warranty, covenant or agreement by such Note Party in this Agreement, in each case as incurred.

10.4          Payments.  Notwithstanding anything else in this Agreement or the Indenture, payments of the Cash Payment and Accrued Interest shall be paid without withholding or deduction in respect of any taxes, charges, levies,  assessments or otherwise. If any such withholding or deduction is required by law, the Company will make such withholding or deduction as may be necessary and pay such additional amounts such that the net amount received on account of the Cash Payment and Accrued Interest is not less than the amount that would have been received had no such withholding or deduction applied. The Company will indemnify and hold harmless each Existing Holder for any taxes that should have been so withheld or deducted.

10.5          Successors And Assigns; Assignment.  All covenants and agreements in this Agreement by the Company shall bind its successors and assigns, whether so expressed or not.  No Party hereto may assign its rights and obligations, in whole or in part, to any Person.

                                                                             15

10.6          Confidentiality.  The Company shall not disclose the individual holdings of any Existing Holder or the New Notes Purchaser (although it may disclose the aggregate holdings of the Existing Holders and New Notes Purchaser) other than as required by relevant securities laws and any applicable Canadian laws.

10.7          Specific Performance.  The Company acknowledges and agrees that (a) irreparable damage to the Existing Holders would occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, and (b) remedies at law would not be adequate to compensate the Existing Holders. Accordingly, the Company agrees that the Existing Holders shall have the right, in addition to any other rights and remedies existing their favor, to enforce their rights hereunder by an action or actions for specific performance. The right to specific performance shall exist notwithstanding, and shall not be limited by, any other provision of this Agreement.

10.8          Notices.  All notices or other communications provided for hereunder shall be in writing and sent by first class mail or nationwide overnight delivery service (with charges prepaid) and (i) if to an Existing Holder, addressed to such Existing Holder at the address specified for such communications on Exhibit A hereto, or at such other address as such Existing Holder shall have specified to the Company in writing, (ii) if to a New Notes Purchaser, addressed to such New Notes Purchaser at the address specified for such communications on Exhibit B hereto, and (iii) if to the Company, addressed to it at Gold Reserve Inc., 926 W Sprague Ave, Suite 200, Spokane, WA 99201 Attn: Rockne J. Timm, or at such other address as the Company shall have specified to you in writing.

10.9          Fees and Expenses.  Each Party will pay its fees and expenses arising in connection with the transactions contemplated by this Agreement (other than the cash payments to be paid by the Company pursuant to Section 1 of this Agreement), provided, that Company shall pay reasonable professional fees and expenses incurred by one United States law firm and one Canadian law firm retained by the Existing Noteholders and New Note Purchasers, acting for this purpose as a single class, up to an aggregate amount not to exceed $100,000.

10.10      Exclusivity.  The Parties agree to work together in good faith with respect to any financing during the period from the date of this Agreement to the Closing Date.  Following the Closing, so long as any of the Amended Notes or the New Notes remain outstanding, the Note Parties shall have the exclusive right to match the terms of, and provide in full or in part at their election, any secured financing offered to the Company, including but not limited to any debtor-in-possession (DIP) financing in anticipation of or during a bankruptcy proceeding, and the Company shall take such actions as reasonably appropriate to make such opportunity available to the Note Parties.

10.11      Amendments and Waivers.  This Agreement may be amended only in a writing signed by each Party.  Any waiver must be in writing and executed by the Party against which the enforcement of such waiver is sought.

10.12      Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. This Agreement may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

10.13      Consent to Jurisdiction.  Each of the Parties hereto hereby absolutely and irrevocably consent and submit to the non-exclusive jurisdiction of the courts of the State of Washington and of any federal court located in said State in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the Parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such State or, to the extent permitted by law, in such Federal court.  Each of the Parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement shall affect any right that a Party may otherwise have to bring any action or proceeding relating to this Agreement against any Party in the courts of any jurisdiction.

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10.14      Severability.  In case any provision in this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby; provided, that such invalidity, illegality or unenforceability does not materially affect the Parties’ rights under this Agreement.

10.15      Effect Of Headings And Table Of Contents.  The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

10.16      Counterparts.  This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.  Delivery of an executed signature page by facsimile transmission or PDF file shall be effective as delivery of a manually signed counterpart of this Agreement.

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If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart of this Agreement and return the same to the Company, whereupon this Agreement shall become a binding agreement between the Company and you.

Very truly yours,

GOLD RESERVE INC.

By: /s/ Rockne J. Timm
Name: Rockne J. Timm
Title: Chief Executive Officer

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

STEELHEAD NAVIGATOR MASTER, L.P.,
By: STEELHEAD PARTNERS LLC, its Investment Manager

By:/s/ J. Michael Johnston
Name: J. Michael Johnston
Title: Managing Member

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

West Face Long Term Opportunities (USA) Limited Partnership

West Face Long Term Opportunities Master Fund L.P.

West Face Long Term Opportunities Global Master L.P.
By: WEST FACE CAPITAL INC., in its capacity as Investment Advisor

By:/s/ Alexander A. Singh
Name: Alexander A. Singh
Title: General Counsel & Secretary

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

GCP EUROPE SARL, a Luxembourg S.a.r.l.

By:/s/ Jan Willem Overheul                                         By: /s/ Joan Lederer

Name:  Jan Willem Overheul                           Name: Joan Lederer

Title:  Manager A                                             Title:  Manager B

GCOF EUROPE SARL, a Luxembourg S.a.r.l.

By: /s/ Jan Willem Overheul                                        By: /s/ Joan Lederer

Name:  Jan Willem Overheul                           Name: Joan Lederer

Title:  Manager A                                             Title:  Manager B

GREYWOLF CAPITAL OVERSEAS FUND II, a Cayman limited exempt company

By:  GREYWOLF CAPITAL MANAGEMENT LP, its Investment Manager

By: /s/ William Troy

Name:  William Troy

Title:  Authorized Signatory

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

ARCHER CAPITAL MASTER FUND, L.P.
HASTINGS MASTER FUND, L.P.
By: ARCHER CAPITAL MANAGEMENT, L.P., in its capacity as Investment Manager

By:/s/ Joshua Lobel
Name: Joshua Lobel
Title: Authorized Person

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

By:/s/ Robert John Morrison
Name:  Robert John Morrison

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

The foregoing Agreement is hereby accepted as of the date first above written.

VR GLOBAL PARTNERS, L.P.
VR CAPITAL GROUP LTD

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Signatory

[Signature Page―Subordinated Note Restructuring and Note Purchase Agreement]

EXHIBIT A

[REDACTED]

A-1

EXHIBIT B

[REDACTED]

B-1

EXHIBIT C

SECOND SUPPLEMENTAL INDENTURE

C-1

GOLD RESERVE INC.

as Issuer

AND

U.S. BANK NATIONAL ASSOCIATION

as Trustee

COMPUTERSHARE TRUST COMPANY OF CANADA

as Co-Trustee

Second Supplemental Indenture

Dated as of June 18, 2014

to

Indenture

Dated as of May 18, 2007

___________________

11% Senior Subordinated Convertible Notes due 2015
11% Senior Subordinated Interest Notes due 2015

Table of Contents

Page

ARTICLE One Relation to Indenture; Definitions      2

SECTION 1.01.     Relation to Indenture.        2

SECTION 1.02.     Definitions.            2

SECTION 1.03.     General References.          3

ARTICLE Two Consented Amendments to the Indenture      3

SECTION 2.01.     Amendment of Section 1.01 – Additional Defined Terms.            3

SECTION 2.02.     Additional Amendment of Section 1.01 – Modified Defined Terms.        4

SECTION 2.03.     Amendment of Article II – Insertion of New Section 2.07 – Form of Face of Security (2015 Security).     5

SECTION 2.04.     Amendment of Article II – Insertion of New Section 2.08 – Form of Reverse of Security (2015 Security).   8

SECTION 2.05.     Amendment of Article II – Insertion of New Section 2.09 – Form of Face of Security (Interest Security). 18

SECTION 2.06.     Amendment of Article II – Insertion of New Section 2.10 – Form of Reverse of Security (Interest Security).            20

SECTION 2.07.     Amendment of Article III – Amendment of Section 3.01, 3.02 and 3.03 and Deletion of Section 3.01A –Title; Amount and Issue of Securities; Principal and Interest.  29

SECTION 2.08.     Amendment of Article V - Amendment of Sections 5.01, 5.02 and 5.03. 32

SECTION 2.09.     Amendment of Section 11.02 – Supplemental Indentures.            34

SECTION 2.10.     Amendment of Article XII – Amendment of Section 12.09 and Insertion of New Sections 12.12, 12.13, 12.14 and 12.15 – Covenants.       34

SECTION 2.11.     Amendment of Article XIII – Amendment Sections 13.01, 13.02, 13.08, 13.09, 13.10 and 13.11 – Redemption.    35

SECTION 2.12.     Amendment of Article XV – Offer to Purchase Upon a Fundamental Change.     41

SECTION 2.13.     Amendment of Article XVI – Right to Convert.    42

SECTION 2.14.     Rights of Holders of Securities.     43

ARTICLE Three Conforming Amendments to the Indenture            43

SECTION 3.01.     Amendments of Section 1.01 – Modified Defined Terms.            43

SECTION 3.02.     Amendment of Article III – Amendment of Section 3.05. 44

SECTION 3.03.     Amendment of Article V – Amendment of Sections 5.04 and 5.05.          44

SECTION 3.04.     Amendment of Article XV – Amendment of Section 15.07.         45

SECTION 3.05.     Amendment of Article XVI – Amendment of Sections 16.04 and 16.10.  45

ARTICLE Four Miscellaneous          45

SECTION 4.01.     Certain Trustee Matters.     46

SECTION 4.02.     Continued Effect.  46

SECTION 4.03.     Governing Law.     46

SECTION 4.04.     Counterparts.         46

SECTION 4.05.     Successors.            46

SECTION 4.06.     Headings, Etc.        46

SECTION 4.07.     Severability.           46

SECOND SUPPLEMENTAL INDENTURE, dated as of June 18, 2014 (this “Second Supplemental Indenture”), by and among GOLD RESERVE INC., a corporation duly organized and existing under the laws of Yukon, Canada, as Issuer (hereinafter called the “Company”), having its principal office at 926 West Sprague Ave., Suite 200, Spokane, WA 99201 (Facsimile No. (509) 623-1634), U.S. BANK NATIONAL ASSOCIATION, having its Corporate Trust Office at 100 Wall Street, Suite 1600, New York, New York, 10005, as successor Trustee (hereinafter, the “Trustee”) to The Bank of New York Mellon (f/k/a The Bank of New York) (the “Predecessor Trustee”) and COMPUTERSHARE TRUST COMPANY OF CANADA, having its Corporate Trust Office at 1500 University St., 7th Floor, Montreal, Quebec H3A 3S8, Canada, as successor Co-Trustee (hereinafter, the “Co-Trustee”) to BNY Trust Company of Canada (the “Predecessor Co-Trustee”).

RECITALS OF THE COMPANY

WHEREAS, the Company, the Predecessor Trustee and the Predecessor Co-Trustee have heretofore entered into an Indenture, dated as of May 18, 2007 (the “Original Indenture”), as supplemented and amended by the First Supplemental Indenture, dated as of December 4, 2012 (the “First Supplemental Indenture” and, together with the Original Indenture and the Second Supplemental Indenture, the “Indenture”), among the Company, the Trustee and the Co-Trustee;

WHEREAS, the Company has outstanding $25,312,000 aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due 2014 (the “2014 Notes”) and $1,042,000 aggregate principal amount of 5.50% Senior Subordinated Convertible Notes due June 15, 2022 (the “2022 Notes”), which 2014 Notes and 2022 Notes constitute all of the Outstanding Securities under the Indenture as of the date of this Second Supplemental Indenture;

WHEREAS, the 2022 Notes were issued pursuant to the Original Indenture and represent the remaining original Securities that were issued thereunder (the “Original Securities”);

WHEREAS, the 2014 Notes were issued pursuant to the First Supplemental Indenture to certain Holders of the 2022 Notes on December 4, 2012 in connection with the restructuring of $102,305,000 aggregate principal amount of the 2022 Notes;

WHEREAS, the 2014 Notes are referred to individually in the Indenture (as amended pursuant to this Second Supplemental Indenture) as a “Modified Security” and collectively as the “Modified Securities”;

WHEREAS, pursuant to a Subordinated Note Restructuring and Note Purchase Agreement (the “Agreement”) by and among the Company, certain holders of Modified Securities party thereto (the “Amending Noteholders”) and the New Securities Purchasers (as defined herein), the parties thereto agreed (i) to modify the terms of the Modified Securities held by the Amending Noteholders upon the terms and conditions set forth in the Agreement and (ii) that the Company would issue and sell to certain of the parties to the Agreement (the “New Securities Purchasers”) new Securities under the Indenture, as supplemented and amended by this Second Supplemental Indenture, having the same terms and conditions as the Modified Securities (as amended pursuant to this Second Supplemental Indenture) except as to issue price and CUSIP/ISIN number;

WHEREAS, Section 11.02 of the Indenture expressly permits the Company and the Trustee to amend or supplement the Indenture with the consent of the Holders of not less than a majority in Principal Amount of the Outstanding Securities;

WHEREAS, the Amending Noteholders hold approximately 96.0% of all of the Outstanding Securities under the Indenture and approximately 99.9% of the Outstanding Modified Securities and have consented to the amendments reflected in Article Two of this Second Supplemental Indenture (collectively, the “Consented Amendments”) to provide for the terms of the 2015 Modified Securities (as defined herein), to allow for the issuance of the New Securities (as defined herein) and certain other matters;

WHEREAS, this Second Supplemental Indenture includes (i) a form of Security that represents the 2015 Modified Securities and the New Securities, provided, for the avoidance of doubt, that the 2015 Modified Securities and the New Securities shall have different CUSIP/ISIN numbers and will have different issue prices and (ii) a form of Security representing the Interest Securities (as defined herein) to be issued to the Holders of the 2015 Modified Securities and the New Securities in connection with the payment of interest thereon, which Interest Securities have terms substantially the same as the terms of the 2015 Modified Securities and New Securities, except as to the right to convert such Interest Securities into Common Shares pursuant to Article XVI of the Indenture;

WHEREAS, Section 11.01 of the Indenture expressly permits the Company and the Trustee to amend or supplement the Indenture without the consent of the Holders to cure any ambiguity or defect, to correct or supplement any provision of the Indenture which may be inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture which shall not be inconsistent with the provisions of the Indenture, provided  that such amendment or supplement shall not adversely affect the interests of the Holders in any material respect;

WHEREAS, the Company also desires to amend and supplement the Indenture as provided in Article Three hereof to correct and conform certain cross references contained in the Original Indenture to cure inconsistencies (the “Conforming Amendments”);

WHEREAS, for the avoidance of doubt, the Amending Noteholders have also consented to the Conforming Amendments;

WHEREAS, pursuant to Section 11.03 of the Indenture, the Trustee and the Co-Trustee are authorized to execute and deliver this Second Supplemental Indenture; and

WHEREAS, for the purposes hereinabove recited, and pursuant to due corporate action, the Company has duly determined to execute and deliver to the Trustee and Co-Trustee this Second Supplemental Indenture, and all conditions and requirements necessary to make this Second Supplemental Indenture a valid, legal and binding instrument in accordance with its terms have been satisfied, and the execution and delivery hereof have been in all respects duly authorized.

NOW, THEREFORE, in consideration of the premises, agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE One
Relation to Indenture; Definitions

SECTION 1.01.                    Relation to Indenture.

This Second Supplemental Indenture constitutes an integral part of the Indenture.

SECTION 1.02.                    Definitions.

For all purposes of this Second Supplemental Indenture, capitalized terms used herein and not otherwise defined herein shall have the meanings assigned thereto in the Indenture.

SECTION 1.03.                    General References.

Unless otherwise specified or unless the context otherwise requires, (i) all references in this Second Supplemental Indenture to Articles and Sections refer to the corresponding Articles and Sections of this Second Supplemental Indenture and (ii) the terms “herein,” “hereof,” “hereunder” and any other word of similar import refer to this Second Supplemental Indenture.

ARTICLE Two
Consented Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Two for the purpose of implementing modifications to the Modified Securities that the Amending Noteholders have elected to further restructure pursuant to the Agreement; provided, however, that the amendments effected pursuant to this Article Two are being effected solely with respect to the Modified Securities of the Amending Noteholders.  The Indenture is also amended pursuant to this Article Two for the purpose of issuing the New Securities to the New Securities Purchasers and implementing certain modifications to the Indenture related thereto. Securities (including Modified Securities and Original Securities) held by Holders that are not a party to the Agreement will not be subject to the terms of this Article Two, but will continue to be subject to the applicable terms of the Indenture, including the Conforming Amendments set forth in Article Three of this Second Supplemental Indenture.

SECTION 2.01.                    Amendment of Section 1.01 – Additional Defined Terms.

Section 1.01 of the Indenture is hereby amended by inserting the following defined terms in the appropriate alphabetical position:

“2015 Modified Security” or “2015 Modified Securities” means a 2015 Security or the 2015 Securities issued pursuant to this Second Supplemental Indenture to amend the terms of the Modified Securities held by the Amending Noteholders.

“2015 Security” or “2015 Securities” means a Security or the Securities designated as the “11% Senior Subordinated Convertible Notes due 2015,” including the 2015 Modified Securities and the New Securities.

“Interest Securities” means a Security or the Securities designated as the “11% Senior Subordinated Interest Notes due 2015” and having the form set forth in Article II issued pursuant to Section 3.01 of the Indenture in connection with an obligation to pay interest on the applicable interest payment date for the 2015 Securities.

“Net Cash Proceeds” has the meaning specified in Section 13.08(b).

“New Security” or “New Securities” means the 2015 Security or the 2015 Securities issued pursuant to this Second Supplemental Indenture to the New Securities Purchasers in exchange for cash.

“Original Security” or “Original Securities” means a Security or the Securities designated as the “5.50% Senior Subordinated Convertible Notes due June 15, 2022” that were originally issued under the Indenture.

“Redemption Trigger” has the meaning specified in Section 13.08(b).

SECTION 2.02.                    Additional Amendment of Section 1.01 – Modified Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the terms “Global Security,” “‘Holder’ or ‘Securityholder,’” “Interest Payment Date,” “Issue Date,” “‘Modified Security’ or ‘Modified Securities,’” “Notice of Redemption of Modified Securities,” “Outstanding,” “Physical Securities,” “Principal Amount,” “Project Indebtedness,” “Regular Record Date,” “‘Security’ or ‘Securities,’” “Senior Secured Bank Indebtedness” and “Stated Maturity” and inserting the following definitions:

“Global Security” means an Original Security, a Modified Security, a 2015 Security or an Interest Security, as applicable, in global form registered in the Security Register in the name of a Depositary or a nominee thereof.

“Holder” or “Securityholder” means a Person in whose name an Original Security, a Modified Security, a 2015 Security or an Interest Security is registered in the Security Register.

“Interest Payment Date” or “interest payment date” means, in respect of the Original Securities or the Modified Securities, each June 15 and December 15 of each year; and, in respect of the 2015 Securities and the Interest Securities, each June 30, September 30, December 31 and March 31 of each year.

“Issue Date” means, in respect of the Original Securities, May 18, 2007; in respect of the Modified Securities, December 4, 2012; in respect of the 2015 Securities, the date as set forth in the form of the 2015 Securities under this Second Supplemental Indenture; and, in respect of the Interest Securities,  the interest payment date in respect of which any such Interest Securities are issued in accordance with the terms of the Second Supplemental Indenture.

“Modified Security” or “Modified Securities” means a Security or the Securities designated as the “5.50% Senior Subordinated Convertible Notes due 2014” that were issued under the First Supplemental Indenture.

“Notice of Redemption of Modified or Certain Other Securities” has the meaning specified in Section 13.10.

“Outstanding” has the meaning specified in the Indenture, as modified by Section 2.14 of the Second Supplemental Indenture.

“Physical Securities” means, in respect of an Original Security or a Modified Security, a permanent certificated Original Security or Modified Security, as applicable, in registered form issued in denominations of $1,000 and integral multiples thereof; and, in respect of a 2015 Security or an Interest Security, a permanent certificated 2015 Security or Interest Security, as applicable, in registered form issued in denominations of $1,000 and integral multiples of $1.00 in excess thereof.

“Principal Amount” or “principal amount” of a Security means the principal amount as set forth on the face of the Security.

“Project Indebtedness” means [Reserved].

“Regular Record Date” for the payment of interest on the Securities (including Additional Amounts, if any), (i) when used in respect of any Original Security or Modified Security means June 1 (whether or not a Business Day) next preceding an interest payment date on June 15 and December 1 (whether or not a Business Day) next preceding an interest payment date on December 15 and (ii) when used in respect of any 2015 Security or Interest Security means June 15 (whether or not a Business Day) next preceding an interest payment date on June 30, September 15 (whether or not a Business Day) next preceding an interest payment date on September 30, March 15 (whether or not a Business Day) next preceding an interest payment date on March 31 and December 15 (whether or not a Business Day) next preceding an interest payment date on December 31.

“Security” or “Securities” have the respective meanings specified in the first paragraph of the Recitals of the Company in the Original Indenture, as modified by Section 2.14 of this Second Supplemental Indenture.

“Senior Secured Bank Indebtedness” means [Reserved].

“Stated Maturity” when used with respect to any Original Security, means June 15, 2022, when used with respect to any Modified Security, means June 29, 2014, and when used with respect to any 2015 Security or Interest Security, means December 31, 2015.

SECTION 2.03.                    Amendment of Article II – Insertion of New Section 2.07 – Form of Face of Security (2015 Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.07:

Section 2.07.    Form of Face of Security (2015 Security).

[INCLUDE IF 2015 SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE IF 2015 SECURITY IS A PHYSICAL SECURITY — IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOLLOWING RESTRICTIONS.]

[INCLUDE IF 2015 SECURITY IS A PHYSICAL SECURITY (PRIVATE PLACEMENT LEGEND) — THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS AN ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3), OR (7) UNDER THE SECURITIES ACT) (AN “ACCREDITED INVESTOR”), (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS SECURITY), (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE].

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE].]

[INCLUDE IF 2015 SECURITY IS ISSUED WITH ORIGINAL ISSUE DISCOUNT — THIS SECURITY WAS ISSUED WITH ORIGINAL ISSUE DISCOUNT UNDER SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. YOU MAY CONTACT ROBERT MCGUINNESS, THE CHIEF FINANCIAL OFFICER OF THE COMPANY, AT rmcguinness@goldreserveinc.com  OR BY PHONE AT 509-623-1500, WHO WILL PROVIDE YOU WITH ANY REQUIRED INFORMATION REGARDING THE ORIGINAL ISSUE DISCOUNT.]

GOLD RESERVE INC.

11% Senior Subordinated Convertible Notes due 2015

No. ●	CUSIP NO. [38068N AE8][2015 Modified Securities] [38068N AD0][New Securities] ISIN [US38068NAE85][2015 Modified Securities] [US38068NAD03][New Securities]	U.S. $●

Gold Reserve Inc., a corporation duly organized and validly existing under the laws of Yukon, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [●][ INCLUDE IF 2015 SECURITY IS A GLOBAL SECURITY —Cede & Co.], or registered assigns, the principal sum of ● United States Dollars ($●) [INCLUDE IF 2015 SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on December 31, 2015.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is June 18, 2014.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the Holder of this Security the right to convert this Security in certain circumstances and the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

GOLD RESERVE INC.

By:
Authorized Signatory

Attest:

By:  _________________________
Authorized Signatory

SECTION 2.04.                    Amendment of Article II – Insertion of New Section 2.08 – Form of Reverse of Security (2015 Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.08:

Section 2.08.    Form of Reverse of Security (2015 Security).

This Security is one of a duly authorized issue of Securities of the Company, designated as its 11% Senior Subordinated Convertible Notes due 2015 (herein called the “2015 Securities”), all to be issued under and pursuant to an indenture (herein called the “Original Indenture”) dated as of May 18, 2007, among the Company, U.S. Bank National Association, as successor to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (herein called the “Trustee”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as co-trustee (herein called the “Co-Trustee”), as supplemented by the first supplemental indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), and the second supplemental indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture” and together with the Original Indenture and the First Supplemental Indenture, herein called the “Indenture”), each among the Company, the Trustee and the Co-Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Co-Trustee, the Company and the Holders of the 2015 Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the 2015 Securities is unsecured indebtedness of the Company and is or will be (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of the Brisas gold and copper project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to Senior Secured Bank Indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of the Company’s Subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of the Company’s other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of the Company’s future subordinated debt; provided, that any indebtedness issued after the date of this Second Supplemental Indenture must be incurred in accordance with the terms of the Indenture, including the Second Supplemental Indenture. However, the indebtedness evidenced by the 2015 Securities will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of the Company’s Subsidiaries.

Interest. The Company, promises to pay interest on the principal amount of this 2015 Security at the rate of 11% per annum payable in Interest Securities.  Interest will accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on June 30, 2014.

Interest will be paid to the person in whose name an 2015 Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.  Interest on each Interest Security shall accrue from the interest payment date in respect of which such Interest Security was issued under the Indenture.

The Holder of this 2015 Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this 2015 Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of this 2015 Security at any time after the close of business on such Regular Record Date. If this 2015 Security is surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date, it must be accompanied by (i) payment of an amount equal to the principal amount of Interest Securities that the Holder is to receive on the 2015 Securities or (ii) the written election of the Holder to offset the payment otherwise required pursuant to clause (i) against the principal amount of Interest Securities that the Holder is to receive on the 2015 Securities. Notwithstanding the foregoing, no such payment of interest need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period or (iii) to the extent of any overdue interest existing at the time of conversion of such 2015 Security. Except where this 2015 Security is surrendered for conversion and must be accompanied by payment as described above, no interest will be payable by the Company on any interest payment date subsequent to the date of conversion, and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI of the Indenture, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the 2015 Securities and accrued and unpaid interest, if any, to, but not including, the related Conversion Date.

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal on any 2015 Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of 2015 Securities represented by a Global Security will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company (“DTC”).  The Company will pay principal of Physical Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest will be payable in Interest Securities.  Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such Interest Securities.  Interest on the 2015 Securities will be payable (x) with respect to 2015 Securities represented by a Global Security, by issuing and having authenticated a new Global Security representing the Interest Securities in an amount equal to the amount of interest payable for the applicable interest period (each Global Security to be rounded up to the nearest $1.00) and (y) with respect to 2015 Securities represented by Physical Securities, by issuing and having authenticated Interest Securities represented by Physical Securities in an aggregate principal amount equal to the amount of interest payable for the applicable period (each Physical Security to be rounded up to the nearest $1.00), and the Trustee will, at the request of the Company, authenticate and deliver such Physical Securities for original issuance to the Holders on the relevant Regular Record Date, as shown in the Security Register. Following the issuance of a new Global Security representing the Interest Securities as a result of an interest payment, the Global Security will bear interest from and after the relevant date of issue. Any Interest Securities issued as Physical Securities will be dated as of the applicable interest payment date and will bear interest from and after such date. All Interest Securities issued pursuant to an interest payment date will be governed by, and subject to the terms, provisions and conditions of, the Indenture.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.  The Company may, at its option, redeem the 2015 Securities, in whole but not in part, for an amount equal to (i) 100% of the Principal Amount of the 2015 Securities, plus (ii) accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date plus (iii) an additional 20% of the Principal Amount of the 2015 Securities (such amounts collectively, the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after June 18, 2014 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after June 18, 2014 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided  the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the 2015 Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its 2015 Securities pursuant to Article XIII of the Indenture can elect to (i) convert its 2015 Securities pursuant to Article XVI of the Indenture or (ii) not have its 2015 Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the 2015 Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its 2015 Securities redeemed without any further action.  If a Holder does not elect to convert its 2015 Securities pursuant to Article XVI of the Indenture but wishes to elect to not have its 2015 Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this 2015 Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five (5) Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all 2015 Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, shall cease to accrue on such 2015 Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the 2015 Securities then Outstanding, together with the Interest Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount of the 2015 Securities and Interest Securities, taken together, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) the Company’s receipt of Proceeds from a Mining Data Sale (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the issuance of a final Arbitration Award or Company’s receipt of any such Proceeds, as applicable); provided, however, that following the issuance of a final Arbitration Award, the Company shall not be obligated to effect any redemption pursuant to this paragraph unless the Company receives cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case the Company shall give notice to the Holders of 2015 Securities within two (2) Business Days after receipt of such funds of its intent to redeem and shall promptly, and in any event within five (5) Business Days, redeem the 2015 Securities and the Interest Securities to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence.  In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received by the Company, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the 2015 Securities and the Interest Securities then Outstanding (and, to the extent applicable, the Modified Securities then Outstanding in accordance with Section 13.08(a) of the Indenture), the Company shall redeem a pro rata portion of each Holder’s applicable Securities determined on the basis of the Principal Amount of the applicable Securities held by each Holder as among all Outstanding 2015 Securities and Interest Securities (and to the extent applicable, the Modified Securities), taken together, held by all Holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full). Notwithstanding the foregoing or anything to the contrary herein, (i) within five (5) Business Days of a Redemption Trigger described in clause (a) above, the Company shall issue a promissory note to each Holder payable in the amounts due to such Holder upon receipt of Net Cash Proceeds by the Company as contemplated by this section, which promissory note shall be in form and substance reasonably satisfactory to Holders holding at least a majority of the 2015 Securities and Interest Securities, taken together, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five (5) Business Days following the Company’s receipt of proceeds contemplated by the applicable Arbitration Award and (y) the Stated Maturity of the 2015 Securities; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from the Company as provided herein and prior to the receipt by a Holder of the applicable redemption amount, such Holder may notify the Company that it elects to not have its 2015 Securities and Interest Securities (or any portion thereof) so redeemed, in which case the applicable Securities of such Holder shall not be redeemed and the amounts that would have otherwise been payable to such Holder shall be available for distribution to the Holders of the Securities which are being redeemed in accordance herewith if such Holders would not otherwise receive payment of the entire Redemption Price.

Company’s Right to Redeem.  The Company may, at its option, redeem the 2015 Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per 2015 Security equal to the Principal Amount of such 2015 Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the Conversion Price for at least twenty (20) trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company within five (5) days of the end of such thirty (30) trading day period.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to December 31, 2015, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all Outstanding 2015 Securities at a purchase price equal to (i) the Principal Amount, plus (ii) accrued but unpaid interest, including Additional Amounts, if any, up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”) plus (iii) if a Redemption Trigger (as defined under “Company’s Obligation to Redeem” above) has occurred prior to the date of the applicable Fundamental Change, but the Company has not yet made payments to the Holders as provided above, an additional 20% of the Principal Amount of the 2015 Securities; provided, that the amounts set forth in clause (iii) shall not be payable to any Holder of the 2015 Securities or the Interest Securities with respect to any Fundamental Change arising out of or in connection with any actions of such Holder (including, for the avoidance of doubt, participating in, or voting in favor of, any such Fundamental Change) (such amounts collectively, the “Fundamental Change Purchase Price”).  Subject to the satisfaction of certain conditions set forth in this 2015 Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within thirty (30) Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the 2015 Securities at their addresses shown in the Security Register, and to beneficial owners of the 2015 Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase 2015 Securities in respect of which such offer is accepted by a Holder no later than thirty (30) Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of 2015 Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third (3rd) Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this 2015 Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such 2015 Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  Subject to and in compliance with the provisions of the Indenture (including without limitation the conditions of conversion of this 2015 Security set forth in Section 16.01 thereof), the Holder hereof has the right, at its option upon not less than three (3) days’ notice to the Company, to convert the Principal Amount hereof or any portion of such principal which is $1,000 or an integral multiple of $1.00 in excess thereof, into, subject to Section 16.02 of the Indenture, Common Shares at the initial conversion rate of 285.71 Common Shares per $1,000 Principal Amount of 2015 Securities (the “Conversion Rate”) (equivalent to a Conversion Price of $3.50), subject to adjustment in certain events described in the Indenture.  Upon conversion of a 2015 Security, the Company will have the option to deliver Common Shares, cash or a combination of Common Shares and cash for the 2015 Securities surrendered, as set forth in the Indenture.  No fractional shares will be issued upon any conversion, but an adjustment and payment in cash will be made, as provided in the Indenture, in respect of any fraction of a share which would otherwise be issuable upon the surrender of any 2015 Securities for conversion.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder’s 2015 Securities so long as the Principal Amount of the 2015 Securities converted is $1,000 or an integral multiple of $1.00 in excess thereof.

[INCLUDE IF 2015 SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this 2015 Security, including an exchange, transfer, repurchase or conversion of this 2015 Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the 2015 Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this 2015 Security shall be conclusive and binding upon such Holder and upon all future Holders of this 2015 Security and of any 2015 Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this 2015 Security.

As provided in and subject to the provisions of the Indenture, the Holder of this 2015 Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for sixty (60) days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this 2015 Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this 2015 Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this 2015 Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this 2015 Security is registrable in the Security Register, upon surrender of this 2015 Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new 2015 Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The 2015 Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1.00 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of 2015 Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this 2015 Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this 2015 Security is registered as the owner hereof for all purposes, whether or not this 2015 Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This 2015 Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this 2015 Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this 2015 Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this 2015 Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this 2015 Security on the books of the Company.  The agent may substitute another to act for him.

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

CONVERSION NOTICE

If you want to convert this 2015 Security into cash and, if applicable, Common Shares of the Company, check the box: 

To convert only part of this 2015 Security, state the Principal Amount to be converted (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

If you want the stock certificate and 2015 Securities (if any) to be delivered, made out in another person’s name, fill in the form below:

(Insert other person’s social security or tax ID no.)

(Print or type other person’s name, address and zip code)

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this 2015 Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this 2015 Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the 2015 Securities.

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Certificated 2015 Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this 2015 Security redeemed by the Company, check the box:  

If you elect to have only part of this 2015 Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this 2015 Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SECTION 2.05.                    Amendment of Article II – Insertion of New Section 2.09 – Form of Face of Security (Interest Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.09:

Section 2.09.    Form of Face of Security (Interest Security).

[INCLUDE IF INTEREST SECURITY IS A GLOBAL SECURITY — THIS SECURITY IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITARY OR A NOMINEE THEREOF.  THIS SECURITY MAY NOT BE EXCHANGED IN WHOLE OR IN PART FOR A SECURITY REGISTERED, AND NO TRANSFER OF THIS SECURITY IN WHOLE OR IN PART MAY BE REGISTERED, IN THE NAME OF ANY PERSON OTHER THAN SUCH DEPOSITARY OR A NOMINEE THEREOF, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (“DTC”), A NEW YORK CORPORATION, TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.]

[INCLUDE IF INTEREST SECURITY IS A PHYSICAL SECURITY — IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE REGISTRAR AND TRANSFER AGENT SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOLLOWING RESTRICTIONS.]

[INCLUDE IF INTEREST SECURITY IS A PHYSICAL SECURITY (PRIVATE PLACEMENT LEGEND) — THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS EXCEPT AS SET FORTH BELOW. BY ITS ACQUISITION HEREOF, THE HOLDER (1) REPRESENTS THAT IT IS AN ACCREDITED INVESTOR (AS DEFINED IN RULE 501(a)(1), (2), (3), OR (7) UNDER THE SECURITIES ACT) (AN “ACCREDITED INVESTOR”), (2) AGREES THAT IT WILL NOT WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) INSIDE THE UNITED STATES TO AN ACCREDITED INVESTOR THAT, PRIOR TO SUCH TRANSFER, FURNISHES (OR HAS FURNISHED ON ITS BEHALF BY A U.S. BROKER-DEALER) TO THE TRUSTEE A SIGNED LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS RELATING TO THE RESTRICTIONS ON TRANSFER OF THIS SECURITY (THE FORM OF WHICH LETTER CAN BE OBTAINED FROM THE TRUSTEE FOR THIS SECURITY), (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (D) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE COMPANY SO REQUESTS), OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND (3) AGREES THAT IT WILL GIVE TO EACH PERSON TO WHOM THIS SECURITY IS TRANSFERRED A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND. IN CONNECTION WITH ANY TRANSFER OF THIS SECURITY WITHIN ONE YEAR AFTER THE ORIGINAL ISSUANCE OF THIS SECURITY, IF THE PROPOSED TRANSFEREE IS AN ACCREDITED INVESTOR, THE HOLDER MUST, PRIOR TO SUCH TRANSFER, FURNISH TO THE TRUSTEE AND THE COMPANY SUCH CERTIFICATIONS, LEGAL OPINIONS OR OTHER INFORMATION AS EITHER OF THEM MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH TRANSFER IS BEING MADE PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.]

[INCLUDE FOR ALL INTEREST SECURITIES ISSUED WITHIN FOUR MONTHS OF THE DATE OF ISSUANCE OF THE 2015 SECURITIES  (PRIVATE PLACEMENT LEGEND) — WITHOUT PRIOR WRITTEN APPROVAL OF TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE].

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT DATE THAT IS FOUR MONTHS AND ONE DAY AFTER DATE OF ISSUANCE].]

GOLD RESERVE INC.

11% Senior Subordinated Interest Notes due 2015

No. ●	CUSIP NO. [38068N AF5] ISIN [US38068NAF50]	U.S. $●

Gold Reserve Inc., a corporation duly organized and validly existing under the laws of Yukon, Canada (herein called the “Company”, which term includes any successor corporation under the Indenture referred to on the reverse hereof), for value received hereby promises to pay to [●][ INCLUDE IF INTEREST SECURITY IS A GLOBAL SECURITY —Cede & Co.], or registered assigns, the principal sum of ● United States Dollars ($●) [INCLUDE IF INTEREST SECURITY IS A GLOBAL SECURITY — (which amount may from time to time be increased or decreased by adjustments made on the records of the Trustee, as custodian for the Depositary, in accordance with the rules and procedures of the Depositary)] on December 31, 2015.  Payment of the principal of this Security shall be made by wire transfer or check mailed to the address of the Holder of this Security specified in the register of Securities, or, at the option of the Holder of this Security, at the Corporate Trust Office, in such lawful money of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts.  The Issue Date of this Security is ●.

Reference is made to the further provisions of this Security set forth on the reverse hereof, including, without limitation, provisions giving the obligation or option of the Company to repurchase this Security upon certain events on the terms and subject to the limitations referred to on the reverse hereof and as more fully specified in the Indenture.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Security shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be construed in accordance with and governed by the laws of said State.

This Security shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee or a duly authorized authenticating agent under the Indenture.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed.

GOLD RESERVE INC.

By:
Authorized Signatory

Attest:

By:  _________________________
Authorized Signatory

SECTION 2.06.                    Amendment of Article II – Insertion of New Section 2.10 – Form of Reverse of Security (Interest Security).

Article II of the Indenture is hereby amended by inserting the following as new Section 2.10:

Section 2.10.    Form of Reverse of Security (Interest Security).

This Security is one of a duly authorized issue of Securities of the Company, designated as its 11% Senior Subordinated Interest Notes due 2015 (herein called the “Interest Securities”), all to be issued under and pursuant to an indenture (herein called the “Original Indenture”) dated as of May 18, 2007, among the Company, U.S. Bank National Association, as successor to The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (herein called the “Trustee”), and Computershare Trust Company of Canada, as successor to BNY Trust Company of Canada, as co-trustee (herein called the “Co-Trustee”), as supplemented by the first supplemental indenture, dated as of December 4, 2012 (the “First Supplemental Indenture”), and the second supplemental indenture, dated as of June 18, 2014 (the “Second Supplemental Indenture” and together with the Original Indenture and the First Supplemental Indenture, herein called the “Indenture”), each among the Company, the Trustee and the Co-Trustee, to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Co-Trustee, the Company and the Holders of the Interest Securities. Terms used herein which are defined in the Indenture have the meanings assigned to them in the Indenture.

The indebtedness evidenced by the Interest Securities is unsecured indebtedness of the Company and is or will be (1) subordinate in right of payment to future unsubordinated indebtedness for the construction and development of the Brisas gold and copper project, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (2) subordinate to Senior Secured Bank Indebtedness in right of payment, and will be effectively subordinate to the extent of the collateral securing such indebtedness, (3) subordinate in right of payment to any guarantee of the indebtedness described in (1) or (2) by us or any of the Company’s Subsidiaries for the period that the guarantee is in effect, (4) equal in right of payment to any of the Company’s other existing and future unsecured and unsubordinated indebtedness, and (5) senior in right of payment to all of the Company’s future subordinated debt; provided, that any indebtedness issued after the date of this Second Supplemental Indenture must be incurred in accordance with the terms of the Indenture, including the Second Supplemental Indenture. However, the indebtedness evidenced by the Interest Securities will be effectively subordinated to all future secured debt to the extent of the security on such other indebtedness and to all existing and future obligations of the Company’s Subsidiaries.

Interest.  The Company, promises to pay interest on the principal amount of this Interest Security at the rate of 11% per annum payable in additional Interest Securities.  Interest will accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on the first interest payment date following the Issue Date of this Interest Security.

Interest will be paid to the person in whose name an Interest Security is registered at the close of business on or, as the case may be, immediately preceding the Regular Record Date immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.  Interest on each Interest Security shall accrue from the interest payment date in respect of which such Interest Security was issued under the Indenture.

The Holder of this Interest Security after 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest, on this Security on the corresponding interest payment date. The Holder of this Interest Security after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest payable on the corresponding interest payment date at any time after the close of business on such Regular Record Date.

Method of Payment.  By no later than 10:00 a.m. (New York City time) on the date on which any principal on any Interest Security is due and payable, the Company shall deposit with the Paying Agent money sufficient to pay such amount.  The Company will pay principal in money of the United States that at the time of payment is legal tender for payment of public and private debts.  Payments in respect of Interest Securities represented by a Global Security will be made by wire transfer of immediately available funds to the accounts specified by The Depository Trust Company (“DTC”).  The Company will pay principal of Physical Securities at the office or agency designated by the Company in the Borough of Manhattan, The City of New York.  Interest will be payable in additional Interest Securities.  Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such additional Interest Securities.  Interest on the Interest Securities will be payable (x) with respect to Interest Securities represented by a Global Security, by issuing and having authenticated a new Global Security representing the Interest Securities in an amount equal to the amount of interest payable for the applicable interest period (each Global Security to be rounded up to the nearest $1.00) and (y) with respect to Interest Securities represented by Physical Securities, by issuing and having authenticated Interest Securities represented by Physical Securities in an aggregate principal amount equal to the amount of interest payable for the applicable period (each Physical Security to be rounded up to the nearest $1.00), and the Trustee will, at the request of the Company, authenticate and deliver such Physical Securities for original issuance to the Holders on the relevant Regular Record Date, as shown in the Security Register. Following the issuance of a new Global Security representing the Interest Securities as a result of an interest payment, the Global Security will bear interest from and after the relevant date of issue. Any Interest Securities issued as Physical Securities will be dated as of the applicable interest payment date and will bear interest from and after such date. All Interest Securities issued pursuant to an interest payment date will be governed by, and subject to the terms, provisions and conditions of, the Indenture.

Additional Amounts.  The Company shall pay to the Holders such Additional Amounts as may become payable under Section 12.09 of the Indenture.

Redemption for Tax Reasons.  The Company may, at its option, redeem the Interest Securities, in whole but not in part, for an amount equal to (i) 100% of the Principal Amount of the Interest Securities, plus (ii) accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date plus (iii) an additional 20% of the Principal Amount of the 2015 Securities (such amounts collectively, the “Redemption Price”), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after June 18, 2014 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after June 18, 2014 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided  the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Interest Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of  redemption, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Interest Securities pursuant to Article XIII of the Indenture can elect to not have its Interest Securities redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Interest Securities after such Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Interest Securities redeemed without any further action.  If a Holder wishes to elect to not have its Interest Securities redeemed, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election (the “Notice of Election”) on the back of this Interest Security, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the close of business on a Business Day at least five (5) Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the close of business on the Business Day prior to the Redemption Date.

If cash sufficient to pay the Redemption Price of all Interest Securities (or portions thereof) to be redeemed on the Redemption Date is deposited with the Paying Agent prior to 10:00 a.m., New York City time, on the Redemption Date, then on such Redemption Date, interest, including Additional Amounts, if any, shall cease to accrue on such Interest Securities or portions thereof.

Company’s Obligation to Redeem.  The Company shall redeem the 2015 Securities then Outstanding, together with the Interest Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount of the 2015 Securities and Interest Securities, taken together, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) the Company’s receipt of Proceeds from a Mining Data Sale (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the issuance of a final Arbitration Award or Company’s receipt of any such Proceeds, as applicable); provided, however, that following the issuance of a final Arbitration Award, the Company shall not be obligated to effect any redemption pursuant to this paragraph unless the Company receives cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case the Company shall give notice to the Holders of Interest Securities within two (2) Business Days after receipt of such funds of its intent to redeem and shall promptly, and in any event within five (5) Business Days, redeem the 2015 Securities and the Interest Securities to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence.  In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received by the Company, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the 2015 Securities and the Interest Securities then Outstanding (and, to the extent applicable, the Modified Securities then Outstanding in accordance with Section 13.08(a) of the Indenture), the Company shall redeem a pro rata portion of each Holder’s applicable Securities determined on the basis of the Principal Amount of the applicable Securities held by each Holder as among all Outstanding 2015 Securities and Interest Securities (and to the extent applicable, the Modified Securities), taken together, held by all Holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).  Notwithstanding the foregoing or anything to the contrary herein, (i) within five (5) Business Days of a Redemption Trigger described in clause (a) above, the Company shall issue a promissory note to each Holder payable in the amounts due to such Holder upon receipt of Net Cash Proceeds by the Company as contemplated by this section, which promissory note shall be in form and substance reasonably satisfactory to Holders holding at least a majority of the 2015 Securities and Interest Securities, taken together, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five (5) Business Days following the Company’s receipt of proceeds contemplated by the applicable Arbitration Award and (y) the Stated Maturity of the 2015 Securities; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from the Company as provided herein and prior to the receipt by a Holder of the applicable redemption amount, such Holder may notify the Company that it elects to not have its 2015 Securities and Interest Securities (or any portion thereof) so redeemed, in which case the applicable Securities of such Holder shall not be redeemed and the amounts that would have otherwise been payable to such Holder shall be available for distribution to the Holders of the Securities which are being redeemed in accordance herewith if such Holders would not otherwise receive payment of the entire Redemption Price.

Offer to Purchase By the Company upon a Fundamental Change.  In the event of a Fundamental Change with respect to the Company at any time prior to December 31, 2015, the Company will be required to make an offer to purchase (the “Fundamental Change Purchase Offer”) all Outstanding Interest Securities at a purchase price equal to (i) the Principal Amount, plus (ii) accrued but unpaid interest, including Additional Amounts, if any, up to, but excluding, the purchase date (the “Fundamental Change Purchase Date”) plus (iii) if a Redemption Trigger (as defined under “Company’s Obligation to Redeem” above) has occurred prior to the date of the applicable Fundamental Change, but the Company has not yet made payments to the Holders as provided above, an additional 20% of the Principal Amount of the 2015 Securities; provided, that the amounts set forth in clause (iii) shall not be payable to any Holder of the 2015 Securities or the Interest Securities with respect to any Fundamental Change arising out of or in connection with any actions of such Holder (including, for the avoidance of doubt, participating in, or voting in favor of, any such Fundamental Change) (such amounts collectively, the “Fundamental Change Purchase Price”).  Subject to the satisfaction of certain conditions set forth in this Interest Security and in Article XV of the Indenture, the Company will have the right to pay the Fundamental Change Purchase Price by delivering Common Shares, cash or a combination of Common Shares and cash, as set forth in the Indenture.

Within thirty (30) Business Days after the occurrence of a Fundamental Change with respect to the Company, the Company shall mail to the Trustee and all Holders of the Interest Securities at their addresses shown in the Security Register, and to beneficial owners of the Interest Securities as may be required by applicable law, a notice (the “Fundamental Change Notice”) of the occurrence of such Fundamental Change and the Fundamental Change Purchase Offer arising as a result thereof.  The Company shall be required to purchase Interest Securities in respect of which such offer is accepted by a Holder no later than thirty (30) Business Days after a Fundamental Change Notice has been mailed.

To accept the Fundamental Change Purchase Offer, a Holder of Interest Securities must deliver to the Company (if it is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the Fundamental Change Purchase Notice and the Trustee, on or before the close of business on the third (3rd) Business Day immediately preceding the Fundamental Change Purchase Date, (i) written notice of acceptance of the Fundamental Change Purchase Offer in the form set forth in the Fundamental Change Purchase Offer Acceptance Notice on the back of this Interest Security (“Fundamental Change Purchase Notice”), or any other form of written notice substantially similar to the Fundamental Change Purchase Notice, in each case, duly completed and signed, with appropriate signature guarantee, and (ii) such Interest Securities that the Holder wishes to tender for purchase by the Company pursuant to the Fundamental Change Offer, duly endorsed for transfer to the Company.

Holders have the right to withdraw any Fundamental Change Purchase Notice by delivering to the Paying Agent a written notice of withdrawal in accordance with the provisions of the Indenture.

Conversion.  The Interest Securities are not convertible for any other security, including Common Shares.

[INCLUDE IF INTEREST SECURITY IS A GLOBAL SECURITY – In the event of a deposit or withdrawal of an interest in this Interest Security, including an exchange, transfer or repurchase of this Interest Security in part only, the Trustee, as custodian of the Depositary, shall make an adjustment on its records to reflect such deposit or withdrawal in accordance with the rules and procedures of the Depositary.]

If an Event of Default shall occur and be continuing, the Principal Amount plus accrued but unpaid interest, including Additional Amounts, if any, may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Interest Securities under the Indenture at any time by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate Principal Amount of the Outstanding Securities.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate Principal Amount of the Outstanding Securities, on behalf of the Holders of all the Securities, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Interest Security shall be conclusive and binding upon such Holder and upon all future Holders of this Interest Security and of any Interest Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Interest Security.

As provided in and subject to the provisions of the Indenture, the Holder of this Interest Security shall not have the right to institute any proceeding with respect to the Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless such Holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Securities, the Holders of not less than 25% in aggregate Principal Amount of the Outstanding Securities shall have made written request to the Trustee to institute proceedings in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity satisfactory to it, and the Trustee shall not have received from the Holders of a majority in Principal Amount of Outstanding Securities a direction inconsistent with such request, and shall have failed to institute any such proceeding, for sixty (60) days after receipt of such notice, request and offer of indemnity.  The foregoing shall not apply to any suit instituted by the Holder of this Interest Security for the enforcement of any payment of said principal hereof on or after the respective due dates expressed herein or for the enforcement of any conversion right.

No reference herein to the Indenture and no provision of this Interest Security or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Principal Amount, Redemption Price or Fundamental Change Purchase Price of, and interest, including Additional Amounts, if any, on, this Interest Security at the times, place and rate, and in the coin, currency or shares, herein prescribed.  Notwithstanding the foregoing, prior to the occurrence of a Fundamental Change, the Company may, with the consent of the holders of not less than a majority of the Securities, amend the obligation of the Company to repurchase Securities upon a Fundamental Change.

As provided in the Indenture and subject to certain limitations therein set forth, the transfer of this Interest Security is registrable in the Security Register, upon surrender of this Interest Security for registration of transfer at the office or agency of the Company in The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Security Registrar duly executed by, the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Interest Securities, of authorized denominations and for the same aggregate Principal Amount, will be issued to the designated transferee or transferees.

The Interest Securities are issuable only in registered form in denominations of $1,000 and any integral multiple of $1.00 above that amount, as provided in the Indenture and subject to certain limitations therein set forth.  Securities are exchangeable for a like aggregate Principal Amount of Interest Securities of a different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Interest Security for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Interest Security is registered as the owner hereof for all purposes, whether or not this Interest Security be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.

This Interest Security shall be governed by and construed in accordance with the laws of the State of New York.

All terms used in this Interest Security that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

ASSIGNMENT FORM

If you want to assign this Interest Security, fill in the form below and have your signature guaranteed:

I or we assign and transfer this Interest Security to:

(Print or type name, address and zip code and social security or tax ID number of assignee)

and irrevocably appoint ____________________________________________ agent to transfer this Interest Security on the books of the Company.  The agent may substitute another to act for him.

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

FUNDAMENTAL CHANGE PURCHASE OFFER ACCEPTANCE NOTICE

If you elect to have this Interest Security purchased by the Company pursuant to the applicable provisions of the Indenture, check the box: 

If you elect to have only part of this Interest Security purchased by the Company, state the Principal Amount to be purchased (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

The undersigned hereby accepts the Fundamental Change Purchase Offer pursuant to the applicable provisions of the Interest Securities.

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

If Certificated Interest Securities have been issued, the certificate numbers shall be stated in this notice.

NOTICE OF ELECTION UPON TAX REDEMPTION

If you elect not to have this Interest Security redeemed by the Company, check the box:  

If you elect to have only part of this Interest Security redeemed by the Company, state the Principal Amount to be redeemed (which must be $1,000 or an integral multiple of $1.00 in excess thereof):

$_________________________________

Date:                                                                             Signed:

(Sign exactly as your name appears on the other side of this Interest Security)

Signature Guarantee:

Note:   Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Security Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Security Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

SECTION 2.07.                    Amendment of Article III – Amendment of Section 3.01, 3.02 and 3.03 and Deletion of Section 3.01A –Title; Amount and Issue of Securities; Principal and Interest.

Article III of the Indenture is hereby amended by deleting Section 3.01A in its entirety and amending Section 3.01 and 3.02 to read in their entirety as follows:

Section 3.01.    Title; Amount And Issue Of Securities; Principal And Interest.  The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.  Securities may be issued in one or more series.

Original Securities. The Company established the Original Securities designated as the “5.50% Senior Subordinated Convertible Notes due June 15, 2022” of the Company. The aggregate Principal Amount of Original Securities initially issued under this Indenture was $103,500,000, and the aggregate Principal Amount of Original Securities that may be authenticated and delivered under this Indenture after the date of the Second Supplemental Indenture is limited to $0, except for Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Original Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01. The Principal Amount of Original Securities shall be payable on June 15, 2022, unless earlier converted, redeemed or purchased. The Original Securities and any other Securities, if any, will be treated as a single class for purposes of this Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Original Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the Original Securities shall be treated as a separate class for purposes of the Indenture..

The Original Securities shall bear interest at a rate of 5.50% per year. Interest on the Original Securities shall accrue from the Issue Date. Interest on the Original Securities shall be payable semiannually in arrears on June 15 and December 15, beginning December 15, 2007. Interest on the Original Securities shall be computed on the basis of a 360-day year of twelve 30-day months. Each rate of interest which is calculated with reference to a period (the “Deemed Interest Period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period. The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

Modified Securities.  The Modified Securities shall be known and designated as the “5.50% Senior Subordinated Convertible Notes due 2014” of the Company.  The aggregate Principal Amount of Modified Securities initially issued under the Indenture was $25,315,000, and the aggregate Principal Amount of Modified Securities that may be authenticated and delivered under this Indenture after the date of the Second Supplemental Indenture is limited to $0, except for Modified Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01.  The Principal Amount of the Modified Securities shall be payable on June 29, 2014, unless earlier converted, redeemed or repurchased.  The Modified Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Modified Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the Modified Securities shall be treated as a separate class for purposes of the Indenture.

The Modified Securities shall bear interest at a rate of 5.50% per year. Interest on the Modified Securities shall accrue from the Issue Date.  Interest on the Modified Securities shall be payable semiannually in arrears on June 15 and December 15, beginning December 15, 2012.  Interest on the Modified Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a Deemed Interest Period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

2015 Securities.  The 2015 Securities shall be known and designated as the “11% Senior Subordinated Convertible Notes due 2015” of the Company.  The aggregate Principal Amount of 2015 Securities that may be authenticated and delivered under this Indenture is initially limited to $37,308,000, except for 2015 Securities authenticated and delivered upon the registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05, 15.04 and 16.01.  The 2015 Securities may be issued under one or more CUSIP/ISIN numbers and the New Securities and the 2015 Modified Securities are not required to be considered part of the same issue for federal income tax purposes. The Principal Amount of the 2015 Securities shall be payable on December 31, 2015, unless earlier converted, redeemed or repurchased.  The 2015 Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the 2015 Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the 2015 Securities and the Interest Securities, taken together, shall be treated as a separate class for purposes of the Indenture.

The 2015 Securities shall bear interest at a rate of 11% per year payable in Interest Securities. Interest on the 2015 Securities shall accrue from the Issue Date.  Interest on the 2015 Securities shall accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on June 30, 2014.  Interest on the 2015 Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a Deemed Interest Period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

Interest Securities.  The Interest Securities shall be known and designated as the “11% Senior Subordinated Interest Notes due 2015” of the Company.  The aggregate Principal Amount of Interest Securities that may be authenticated and delivered under this Indenture is initially limited to that aggregate principal amount required to be paid in respect of interest payments on the 2015 Securities and other outstanding Interest Securities in accordance with their terms, except for Interest Securities authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of other Securities pursuant to Sections 3.03, 3.04, 3.06, 3.07, 3.08, 11.06, 13.05 and 15.04.  The Principal Amount of the Interest Securities shall be payable on December 31, 2015, unless earlier redeemed or repurchased.  The Interest Securities and any other Securities, if any, will be treated as a single class for purposes of the Indenture, including waivers, amendments and redemptions; provided, that notwithstanding the foregoing, in any instance in which the Interest Securities are treated or affected differently from the other Securities, whether directly or indirectly, including but not limited to waivers, amendments and redemptions, the 2015 Securities and the Interest Securities, taken together, shall be treated as a separate class for purposes of the Indenture.

The Interest Securities shall bear interest at a rate of 11% per year payable in additional Interest Securities. Interest on the Interest Securities shall accrue from the interest payment date in respect of which such Interest Security was issued under the Indenture.  Interest on the Interest Securities shall accrue and be capitalized quarterly and be payable on June 30, September 30, December 31 and March 31 of each year commencing on the first interest payment date following the Issue Date of the Interest Security.  Interest on the Interest Securities shall be computed on the basis of a 360-day year of twelve 30-day months.  Each rate of interest which is calculated with reference to a Deemed Interest Period that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying such number of days in the Deemed Interest Period.  The amount of interest payable for any period shorter than a full quarterly period for which interest is computed, will be computed on the basis of the actual number of days elapsed in the period.

The Principal Amount of Physical Securities shall be payable at the office or agency designated by the Company in the Borough of Manhattan, The City of New York initially the Corporate Trust Office at 100 Wall Street, Suite 1600, New York, New York 10005. Interest (including Additional Amounts, if any) on Physical Securities shall be payable (i) to Holders having an aggregate Principal Amount of $5,000,000 or less, by check mailed to the Holders of these Securities and (ii) to Holders having an aggregate Principal Amount of more than $5,000,000, either by check mailed to each Holder or, upon application by a Holder to the Security Registrar not later than two days prior to the relevant Regular Record Date, by wire transfer in immediately available funds to that Holder’s account within the United States, which application shall remain in effect until the Holder notifies, in writing, the Security Registrar to the contrary.

A Holder of any Security at 5:00 p.m., New York City time, on a Regular Record Date shall be entitled to receive interest (including Additional Amounts, if any), on such Security on the corresponding interest payment date. Holders of Securities after 5:00 p.m., New York City time, on a Regular Record Date will receive payment of interest (including Additional Amounts, if any) payable on the corresponding interest payment date notwithstanding, if applicable, the conversion of such Securities at any time after the close of business on such Regular Record Date. Securities surrendered for conversion during the period after 5:00 p.m., New York City time, on any Regular Record Date to 9:00 a.m., New York City time, on the corresponding interest payment date must be accompanied by (i) payment of an amount equal to the interest (including Additional Amounts, if any) that the Holder is to receive on the Securities (or, in the case of the 2015 Securities, an amount equal to the principal amount of Interest Securities that the Holder is to receive) or (ii) the written election of the Holder to offset the payment otherwise required pursuant to (i) against the principal amount of Interest Securities that the Holder is to receive on the Securities (or, in the case of the 2015 Securities, an amount equal to the principal amount of Interest Securities that the Holder is to receive). Notwithstanding the foregoing, no such payment of interest (including Additional Amounts, if any) need be made by any converting Holder (i) if the Company has specified a Redemption Date that is after a Regular Record Date and on or prior to the corresponding interest payment date, (ii) if the Company has specified a Fundamental Change Purchase Date during such period, or (iii) to the extent of any overdue interest (including Additional Amounts, if any) existing at the time of conversion of such Security. Except where Securities surrendered for conversion must be accompanied by payment as described above, no interest, Additional Amounts on converted Securities will be payable by the Company on any interest payment date subsequent to the date of conversion and delivery of the cash and Common Shares, if applicable, pursuant to Article XVI hereunder, together with any cash payment for any fractional share, upon conversion will be deemed to satisfy the Company’s obligation to pay the principal amount of the Securities and accrued and unpaid interest and Additional Amounts, if any, to, but not including, the related Conversion Date.

Principal of and interest (including Additional Amounts, if any) on Global Securities (other than the 2015 Securities and the Interest Securities) shall be payable in immediately available funds to the Depository.  Principal (including Additional Amounts, if any) on 2015 Securities and Interest Securities represented by Global Securities shall be paid in immediately available funds to the Depositary.  Interest on the 2015 Securities and the Interest Securities will be payable in Interest Securities. Not later than three (3) Business Days prior to the relevant interest payment date, the Company shall deliver to the Trustee an order to authenticate and deliver such Interest Securities in the required amounts (such Security to be rounded up to the nearest whole dollar).

Section 3.02.    Denominations. The Original Securities and Modified Securities shall be issuable only in registered form without coupons and in denominations of $1,000 and any integral multiple of $1,000 above that amount.  The 2015 Securities and the Interest Securities shall be issuable only in registered form without coupons and in denominations of $1,000 and any integral multiple of $1.00 above that amount.

The first paragraph of Section 3.03 of the Indenture is hereby amended to read in its entirety as follows:

The Securities shall be executed on behalf of the Company by its Chairman of the Board, its Chief Executive Officer, its President, its Chief Operating Officer, its Chief Financial Officer, one of its Vice Presidents, its Secretary or one of its Assistant Secretaries.  The signature of any of these officers on the Securities may be manual or facsimile.

SECTION 2.08.                    Amendment of Article V - Amendment of Sections 5.01, 5.02 and 5.03.

Section 5.01 of the Indenture is hereby amended to read in its entirety as follows:

Section 5.01.    Company’s Right to Redeem; Notices to Trustee.

(a)        Beginning on June 16, 2012 the Company may, at its option, redeem all or part of the Original Securities for cash at a Redemption Price equal to 100% of the Principal Amount being redeemed plus accrued and unpaid interest, to but excluding the Redemption Date.

(b)        If the Company elects to redeem Original Securities, it shall notify the Trustee in writing at least forty-five (45) days before the Redemption Date (unless a shorter period is acceptable to the Trustee), but not more than sixty (60) days before the Redemption Date, of the Redemption Date, the Principal Amount of Redemption Securities to be redeemed, the Conversion Price and the Redemption Price payable on the Redemption Date.  The Company shall give such notice to the Trustee in accordance with Section 5.03.

(c)        In connection with any redemption, the Company shall furnish to the Trustee an Officers’ Certificate stating that, in the opinion of the signers, all conditions precedent, if any, to the redemption have been complied with.

(d)        For the avoidance of doubt, the Modified Securities, the 2015 Securities and the Interest Securities may only be redeemed in accordance with the provisions of Section 13.01, 13.08 or Section 13.09 hereof.

Section 5.02 of the Indenture is hereby amended by inserting the following as paragraph at the end of such Section 5.02:

For the avoidance of doubt, the provisions of Section 5.02 shall not apply to any redemption of Modified Securities, 2015 Securities and/or Interest Securities pursuant to Section 13.08 of the Indenture.

Section 5.03 of the Indenture is hereby amended to read in its entirety as follows:

Section 5.03.    Notice of Redemption.

(a)        At least thirty (30) days but not more than sixty (60) days before a Redemption Date, with respect to Original Securities, or on such date as is set forth in Section 13.08 or 13.09, as applicable, with respect to Modified Securities, 2015 Securities and/or Interest Securities, as applicable, (which date shall be the Redemption Date with respect to such Modified Securities, 2015 Securities and/or Interest Securities, as applicable), the Company shall provide a notice of redemption (a “Notice of Redemption”) to the Trustee and to each Holder of Securities to be redeemed at such Holder’s address kept by the Registrar.

(b)        The Notice of Redemption shall identify the Securities to be redeemed and shall state:

(i)         the Redemption Date;

(ii)        the Redemption Price;

(iii)       the applicable Conversion Rate (if applicable to the Securities to be redeemed) as of the Trading Day prior to the date of the mailing of the Notice of Redemption;

(iv)       the name and address of the Paying Agent and the Conversion Agent, if applicable;

(v)        that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(vi)       if applicable, that the Securities called for redemption may be converted at any time before the close of business on the second Business Day prior to the Redemption Date;

(vii)      if applicable, that Holders who wish to convert Securities must comply with the procedures in Section 16.02;

(viii)     that, unless the Company defaults in making payment of the Redemption Price for the Securities called for redemption, interest on the Securities will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the Redemption Price upon presentation and surrender to the Paying Agent of the Securities;

(ix)       if fewer than all the Outstanding Securities are to be redeemed, the certificate number and Principal Amounts of the particular Securities to be redeemed; and

(x)        the CUSIP number or numbers for the Securities called for redemption.

(c)        At the Company’s request, the Trustee shall give the Notice of Redemption in the Company’s name and at the Company’s expense.

SECTION 2.09.                    Amendment of Section 11.02 – Supplemental Indentures.

Section 11.02 of the Indenture is hereby amended by inserting the following as paragraph (c):

(c)        Notwithstanding the foregoing, but subject to the provisions of Section 11.02(a) requiring the consent of the Holder of each Outstanding Security, any amendment or modification to, or waiver of, any terms or provisions of this Indenture or the 2015 Securities and/or the Interest Securities issuable under this Indenture, in each case that applies only to either or both of such Securities or the Holders thereof, shall require the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2015 Securities and Outstanding Interest Securities, voting together as a single class.

SECTION 2.10.                    Amendment of Article XII – Amendment of Section 12.09 and Insertion of New Sections 12.12, 12.13, 12.14 and 12.15 – Covenants.

The second to last paragraph of Section 12.09 of the Indenture is hereby amended to read in its entirety as follows:

With respect to the Original Securities and the Modified Securities, Additional Amounts will be paid in cash semi-annually on the applicable June 15 or December 15, at Maturity, on any Redemption Date, on a Repurchase Date, on a Conversion Date or on any Fundamental Change Purchase Date. With respect to the 2015 Securities and the Interest Securities, Additional Amounts will be paid in cash quarterly on the applicable June 30, September 30, December 31 or March 31, at Maturity, on any Redemption Date, on a Repurchase Date, on a Conversion Date (if applicable) or on any Fundamental Change Purchase Date.

Article XII of the Indenture is hereby amended by inserting the following as Sections 12.12, 12.13, 12.14 and 12.15:

Section 12.12.  Pledge of Mining Data and Arbitration Awards.  The Company shall not pledge, hypothecate, transfer or otherwise dispose of or encumber the Mining Data or any Arbitration Award (or permit any Subsidiary to take any of the foregoing actions) without the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2015 Securities and Interest Securities, voting together as a single class.

Section 12.13.  Limitation on Incurrence of Indebtedness.  The Company shall not incur any additional indebtedness that ranks equal in right of payment or senior in right of payment to the 2015 Securities and the Interest Securities (or permit any Subsidiary to incur any indebtedness) without the consent of Holders of not less than 75% in aggregate principal amount of the Outstanding 2015 Securities and Interest Securities, voting together as a single class; provided, for the avoidance of doubt, that this Section 12.13 shall not apply to the payment of interest on the 2015 Securities and Interest Securities, if any, in Interest Securities or to the payment of ordinary course obligations of the Company consistent with past practice.

Section 12.14.  Limitation on Capital Expenditures.  Capital expenditures of the Company and its Subsidiaries (including for exploration and related activities) shall not exceed an aggregate of $500,000 in any twelve (12) month period without the consent of Holders of not less than a majority in aggregate principal amount of the Outstanding 2015 Securities and Interest Securities, voting together as a single class.

Section 12.15.  Limitation on Amendments, Payment of Fees and Repurchases of Securities.  The Company shall not agree to any amendment to this Indenture or modification of the rights and obligations of the Company and the rights of Holders of any Security, provide any fees or other compensation whether in cash or in-kind to any Holder of any Security or engage in the repurchase, redemption or other defeasance of any Security without offering such terms, compensation or defeasance to all holders of the 2015 Securities and/or the Interest Securities, as applicable, on an equitable and pro rata basis; provided, that this Section 12.15 shall not apply to the repurchase or payment at the Stated Maturity of any Modified Securities that remain outstanding as of the date of the Second Supplemental Indenture.

SECTION 2.11.                    Amendment of Article XIII – Amendment Sections 13.01, 13.02, 13.08, 13.09, 13.10 and 13.11 – Redemption.

Sections 13.01, 13.02, 13.08, 13.09, 13.10 and 13.11 of the Indenture are hereby amended to read in their entirety as follows.

Section 13.01.  Redemption for Tax Reasons.

Original Securities. The Company may, at its option, redeem the Original Securities, in whole but not in part, at a redemption price equal to 100% of the Principal Amount of the Original Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (collectively, the “Redemption Price” of the Original Securities), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring from May 18, 2007 onwards in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring from May 18, 2007 onwards in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided  the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Securities not less than thirty (30) days' nor more than sixty (60) days' notice of this redemption pursuant to Section 13.02, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Modified Securities.  The Company may, at its option, redeem the Modified Securities, in whole but not in part, for an amount equal to 100% of the Principal Amount of the Modified Securities, plus accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date (collectively, the “Redemption Price” of the Modified Securities), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after December 4, 2012 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after December 4, 2012 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided  the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the Modified Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of this redemption pursuant to Section 13.02, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

2015 Securities and Interest Securities.  The Company may, at its option, redeem the 2015 Securities, together with the Interest Securities then Outstanding, in whole but not in part, for an amount equal to (i) 100% of the Principal Amount of the 2015 Securities and the Interest Securities, taken together, plus (ii) accrued and unpaid interest (including Additional Amounts, if any), to, but excluding, the Redemption Date plus (iii) an additional 20% of the Principal Amount of the 2015 Securities and the Interest Securities, taken together (collectively, the “Redemption Price” of the 2015 Securities and the Interest Securities), if the Company has become or would become obligated to pay to the Holders Additional Amounts (which are more than a de minimis amount) as a result of any amendment or change occurring after June 18, 2014 in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change occurring after June 18, 2014 in the interpretation or application of any such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided  the Company cannot avoid these obligations by taking reasonable measures available to it and that it delivers to the Trustee an opinion of Canadian legal counsel specializing in taxation and an Officers’ Certificate attesting to such change and obligation to pay Additional Amounts.  The Company will not and will not cause any Paying Agent or the Trustee to deduct from such Redemption Price any amounts on account of, or in respect of, any Canadian Taxes other than Excluded Taxes (except in respect of certain Excluded Holders).  In such event, the Company will give the Trustee and the Holders of the 2015 Securities and the Interest Securities not less than thirty (30) days’ nor more than sixty (60) days’ notice of this redemption pursuant to Section 13.02, except that (i) the Company will not give notice of redemption earlier than sixty (60) days prior to the earliest date on or from which it would be obligated to pay any such Additional Amounts, and (ii) at the time the Company gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Upon receiving such notice of redemption, each Holder who does not wish to have the Company redeem its Securities pursuant to this Section 13.01 can elect to (i) convert its Securities pursuant to Article XVI (other than the Interest Securities) or (ii) not have its Securities redeemed, provided that no Additional Amounts will be payable by the Company on any payment of interest or principal with respect to the Securities after such Redemption Date.  Securities and portions of Securities that are to be redeemed are convertible by the Holder until 5:00 p.m., New York City time, on the Business Day immediately preceding the Redemption Date.  All future payments will be subject to the deduction or withholding of any Canadian Taxes required to be deducted or withheld.

Where no such election is made, the Holder will have its Securities redeemed without any further action.  If a Holder does not elect to convert its Securities pursuant to Article XVI (other than the Interest Securities) but wishes to elect to not have its Securities redeemed pursuant to clause (ii) of the preceding paragraph, such Holder must deliver to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company for such purpose in the notice of redemption, a written Notice of Election upon Tax Redemption (the “Notice of Election”) on the back of the Securities, or any other form of written notice substantially similar to the Notice of Election, in each case, duly completed and signed, so as to be received by the Paying Agent no later than the Close of Business on a Business Day at least five (5) Business Days prior to the Redemption Date.

A Holder may withdraw any Notice of Election by delivering to the Company (if the Company is acting as its own Paying Agent), or to a Paying Agent designated by the Company in the notice of redemption, a written notice of withdrawal prior to the Close of Business on the Business Day prior to the Redemption Date.

For the avoidance of doubt, any reference herein to the Redemption Price of a series of Securities shall refer to the Redemption Price applicable to such series of Securities as set forth in this Section 13.01.

Section 13.02.  Notice of Redemption.

The notice of redemption shall identify the Securities to be redeemed and shall state:

(a)                the Redemption Date;

(b)               the Redemption Price;

(c)                the then current Conversion Rate (if applicable to the Securities to be redeemed) for conversion of Securities;

(d)               the name and address of the Paying Agent and Conversion Agent, if applicable;

(e)                if applicable, that Securities called for redemption may be converted at any time prior to 5:00 p.m., New York City time, on the Business Day preceding the Redemption Date;

(f)                if applicable, that Holders who want to convert their Securities must satisfy the requirements set forth in Article XIII;

(g)                that Securities called for redemption must be surrendered to the Paying Agent to collect the Redemption Price;

(h)               that, unless the Company defaults in making payment of such Redemption Price, any interest (including Additional Amounts, if any) on Securities called for redemption will cease to accrue on and after the Redemption Date;

(i)                 the CUSIP number(s) of the Securities; and

(j)                 any other information the Company wants to present.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at the Company's expense; provided, however, that the Company makes such request at least five (5) Business Days (unless a shorter period shall be satisfactory to the Trustee) prior to the date by which such notice of redemption must be given to Holders in accordance with this Section 13.02; provided,  further, that the text of the notice of redemption shall be prepared by the Company.

Section 13.08.  Mandatory Redemption of Modified Securities, 2015 Securities and Interest Securities.

(a)        The Company shall redeem the Modified Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount thereof plus accrued and unpaid interest, upon (a) the Company’s receipt of Proceeds of an Arbitration Award or (b) the Company’s receipt of Proceeds from a Mining Data Sale, in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the Company’s receipt of any such Proceeds); provided, however, that in respect of any given receipt of Proceeds by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Proceeds received by the Company, and if the amount of Proceeds received is insufficient to redeem all of the Modified Securities and, subject to the limitations set forth in Section 13.08(b), the 2015 Securities and Interest Securities then Outstanding, the Company shall redeem a pro rata portion of each Holder’s Securities (subject to the requirements of the Depositary) determined on the basis of the Principal Amount of Modified Securities held by each Holder as among all Outstanding Modified Securities, 2015 and Interest Securities held by all Holders (provided, further, that any subsequent receipt of additional Proceeds shall be applied, subject to the limitations set forth in Section 13.08(b), in a similar manner until such time as the redemption obligations have been satisfied in full).

(b)        The Company shall redeem the 2015 Securities then Outstanding, together with the Interest Securities then Outstanding, in whole or in part, for an amount of cash equal to 120% of the Outstanding Principal Amount of the 2015 Securities and Interest Securities, taken together, plus accrued and unpaid interest, upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) the Company’s receipt of Proceeds from a Mining Data Sale (the occurrence of an event described in (a) or (b) may be referred to as a “Redemption Trigger”), in each case, notwithstanding any other notice provision herein, upon twenty (20) days’ notice to the Holders (which notice shall be provided within ten (10) days of the issuance of a final Arbitration Award or Company’s receipt of any such Proceeds, as applicable); provided, however,  that following the issuance of a final Arbitration Award, the Company shall not be obligated to effect any redemption pursuant to this paragraph unless the Company receives cash proceeds in excess of $20,000,000, net of (i) taxes and (ii) $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses (such net amount, collectively the “Net Cash Proceeds”), in which case the Company shall give notice to the Holders of 2015 Securities  and the Interest Securities within two (2) Business Days after receipt of such funds of its intent to redeem and shall promptly, and in any event within five (5) Business Days, redeem the 2015 Securities and the Interest Securities to the extent of such Net Cash Proceeds received in excess of $20,000,000, subject to the following sentence.  In respect of any given receipt of Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, by the Company, the Company’s redemption obligations in this paragraph shall be limited to the amount of the Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received by the Company, and if the amount of Net Cash Proceeds, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, received is insufficient to redeem all of the 2015 Securities and the Interest Securities then Outstanding (and, to the extent applicable, the Modified Securities then Outstanding in accordance with Section 13.08(a) of the Indenture), the Company shall redeem a pro rata portion of each Holder’s applicable Securities determined on the basis of the Principal Amount of the applicable Securities held by each Holder as among all Outstanding 2015 Securities and Interest Securities (and to the extent applicable, the Modified Securities), taken together, held by all Holders (provided, further, that any subsequent receipt of additional Net Cash Proceeds in excess of $20,000,000, in the case of the issuance of a final Arbitration Award, or Proceeds, in the case of a Mining Data Sale, shall be applied in a similar manner until such time as the redemption obligations have been satisfied in full).  Notwithstanding the foregoing or anything to the contrary herein, (i) within five (5) Business Days of a Redemption Trigger described in clause (a) above, the Company shall issue a promissory note to each Holder payable in the amounts due to such Holder upon receipt of Net Cash Proceeds by the Company as contemplated by this section, which promissory note shall be in form and substance reasonably satisfactory to Holders holding at least a majority of the 2015 Securities and Interest Securities, taken together, and the Company, including with respect to covenants and other relevant terms from the Indenture as applicable, and which shall mature on the earlier of (x) five (5) Business Days following the Company’s receipt of proceeds contemplated by the applicable Arbitration Award and (y) the Stated Maturity of the 2015 Securities; and (ii) in the case of a Redemption Trigger described in clause (a) above, at any time following receipt of notice from the Company as provided herein and prior to the receipt by a Holder of the applicable redemption amount, such Holder may notify the Company that it elects to not have its 2015 Securities and Interest Securities (or any portion thereof) so redeemed, in which case the applicable Securities of such Holder shall not be redeemed and the amounts that would have otherwise been payable to such Holder shall be available for distribution to the Holders of the Securities which are being redeemed in accordance herewith if such Holders would not otherwise receive payment of the entire Redemption Price.

Section 13.09.  Optional Redemption of Modified Securities and 2015 Securities.

The Company may, at its option, redeem the Modified Securities and/or the 2015 Securities, in whole or in part, upon twenty (20) days’ notice to the Holders, for a number of Common Shares per Modified Security or 2015 Security, as applicable, equal to the Principal Amount of such Security divided by the Conversion Price, plus an amount of cash equal to any then accrued and unpaid interest, if the closing sale price of the Company’s Common Shares is equal to or greater than 200% of the applicable Conversion Price for at least 20 trading days during any period of thirty (30) consecutive trading days; provided, that such notice is given by the Company to the persons in whose names a Modified Security or 2015 Security is registered in the Security Register, with a copy to the Trustee, within five (5) days of the end of such thirty (30) trading day period.  Such notice shall provide the information contemplated by Section 13.10 below as applicable.

Section 13.10.  Notice of Redemption of Modified Securities, 2015 Securities and Interest Securities.

(a)        At least thirty (30) days but not more than sixty (60) days before a Redemption Date, the Company shall provide a notice of redemption (a “Notice of Redemption of Modified or Certain Other Securities”) to the Trustee and to each Holder of the Modified Securities, 2015 Securities and/or Interest Securities, as applicable, to be redeemed at such Holder's address kept by the Registrar.

(b)        The Notice of Redemption of Modified or Certain Other Securities shall identify the Securities to be redeemed and shall state:

(i)         the Redemption Date;

(ii)        the price to be paid for the redemption of the Modified Securities, the 2015 Securities and/or the Interest Securities, as applicable, specified in Section 13.08 or 13.09, as applicable;

(iii)       the pro rata portion of each Holder’s Securities subject to redemption determined on the basis of the Principal Amount of Modified Securities, 2015 Securities and/or Interest Securities, as applicable, held by each Holder as among all of such Outstanding Securities held by all Holders, if the Modified Securities, the 2015 Securities and/or the Interest Securities, as applicable, are being redeemed pursuant to Section 13.08;

(iv)       the applicable Conversion Rate as of the Trading Day prior to the date of the mailing of the Notice of Redemption of Modified or Certain Other Securities, if the Modified Securities and/or the 2015 Securities, as applicable, are being redeemed pursuant to Section 13.09;

(v)        the name and address of the Paying Agent and the Conversion Agent, if applicable;

(vi)       that the Modified Securities, 2015 Securities and/or Interest Securities, as applicable, called for redemption must be surrendered to the Paying Agent to collect the price to be paid for the redemption of the Modified Securities, 2015 Securities and/or Interest Securities, as applicable, specified in Section 13.08 or 13.09, as applicable;

(vii)      if applicable, that the Securities called for redemption may be converted at any time before the close of business on the second (2nd) Business Day prior to the Redemption Date;

(viii)     if applicable, that Holders who wish to convert Securities must comply with the procedures in Section 16.02;

(ix)       that, unless the Company defaults in making payment of the price to be paid for the redemption of the Modified Securities, 2015 Securities and/or Interest Securities, as applicable, specified in Section 13.08 or 13.09, as applicable, for the Securities called for redemption, interest on the Modified Securities, the 2015 Securities and/or the Interest Securities, as applicable, will cease to accrue on and after the Redemption Date and the only remaining right of the Holder will be to receive payment of the price to be paid for the redemption of the Modified Securities, the 2015 Securities and/or the Interest Securities, as applicable, specified in Section 13.08 and/or 13.09, as applicable, upon presentation and surrender to the Paying Agent of the Modified Securities, the 2015 Securities and/or the Interest Securities, as applicable;

(x)        if fewer than all the outstanding Modified Securities, 2015 Securities and/or Interest Securities, as applicable, are to be redeemed, the certificate number and Principal Amounts of the particular Securities to be redeemed; and

(xi)       the CUSIP number or numbers for the Securities called for redemption.

(c)        At the Company's request, the Trustee shall give the Notice of Redemption of the Modified Securities in the Company's name and at the Company's expense.

Section 13.11.  Redemption Price of Modified Securities, 2015 Securities and Interest Securities.

In the event of any redemption of Modified Securities, 2015 Securities and/or Interest Securities, as applicable, pursuant to Section 13.08 or 13.09, the redemption price applicable to such Modified Securities, 2015 Securities and/or Interest Securities, as applicable, in accordance with such section shall be deemed to be the “Redemption Price” of such Modified Securities, 2015 Securities and/or Interest Securities, as applicable, for purposes of determining the occurrence of an Event of Default under Section 7.01.

SECTION 2.12.                    Amendment of Article XV – Offer to Purchase Upon a Fundamental Change.

The first and second paragraphs of Section 15.01(a) of the Indenture are hereby amended to read in their entirety as follows.

Section 15.01.  Offer to Purchase Upon Fundamental Change.

In the event of a Fundamental Change with respect to the Company at any time prior to June 15, 2022, the Company will be required to make an offer to purchase (a “Fundamental Change Purchase Offer”) on the date (the “Fundamental Change Purchase Date”) that is thirty (30) Business Days after the Fundamental Change Purchase Offer, all Outstanding Original Securities in integral multiples of $1,000 principal amount at a price equal to the Principal Amount of the Original Securities to be purchased plus accrued but unpaid interest, including Additional Amounts, if any, up to but excluding the Fundamental Change Purchase Date (collectively the “Fundamental Change Purchase Price” of the Original Securities), subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 15.01(c).

In the event of a Fundamental Change with respect to the Company at any time prior to June 29, 2014, the Company will be required to make an offer to purchase (a “Fundamental Change Purchase Offer”) on the date (the “Fundamental Change Purchase Date”) that is thirty (30) Business Days after the Fundamental Change Purchase Offer, on all Outstanding Modified Securities in integral multiples of $1,000 principal amount at a price equal to the Principal Amount of the Modified Securities to be purchased plus accrued but unpaid interest, including Additional Amounts, if any, up to but excluding the Fundamental Change Purchase Date (collectively the “Fundamental Change Purchase Price” of the Modified Securities), subject to satisfaction by or on behalf of any Holder of the requirements set forth in Section 15.01(c).

In the event of a Fundamental Change with respect to the Company at any time prior to December 31, 2015, the Company will be required to make an offer to purchase (a “Fundamental Change Purchase Offer”) on the date (the “Fundamental Change Purchase Date”) that is thirty (30) Business Days after the Fundamental Change Purchase Offer, all 2015 Securities, together with the Interest Securities then Outstanding, in principal amounts of $1,000 and integral multiples of $1.00 in excess thereof at a price equal to (i) the Principal Amount of the 2015 Securities and the Interest Securities to be purchased, plus (ii) accrued but unpaid interest, including Additional Amounts, if any, up to, but excluding, the Fundamental Change Purchase Date plus (iii) if a Redemption Trigger has occurred prior to the date of the applicable Fundamental Change, but the Company has not yet made payments to the Holders as provided in Section 13.08(b), an additional 20% of the Principal Amount of the 2015 Securities; provided, that the amounts set forth in clause (iii) shall not be payable to any Holder of the 2015 Securities or the Interest Securities with respect to any Fundamental Change arising out of or in connection with any actions of such Holder (including, for the avoidance of doubt, participating in, or voting in favor of, any such Fundamental Change) (collectively the “Fundamental Change Purchase Price” of the 2015 Securities and the Interest Securities).

If such purchase date is after a Regular Record Date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the Holder of record of the Securities on the relevant Regular Record Date. Subject to the satisfaction of the conditions set forth in Section 15.07(c), the Company may elect to satisfy its obligation to pay the Fundamental Change Purchase Price, in whole or in part, by delivering Common Shares as set forth in Section 15.07.

The second paragraph of Section 15.01(c) of the Indenture is hereby amended to read in its entirety as follows:

Such notice shall state, among other things (a) that if certificated Securities have been issued, the certificate numbers (or, if the Securities are not certificated, the notice must comply with the Depositary's procedures); (b) the portion of the principal amount of Securities to be purchased, which, in the case of the Original Securities and the Modified Securities, must be in principal amounts of $1,000 and integral multiples thereof, and, in the case of the 2015 Securities and the Interest Securities, must be in principal amounts of $1,000 and integral multiples of $1.00 in excess thereof; and (c) that the Securities are to be purchased by the Company pursuant to the applicable provisions of the Securities and the Indenture.

The fourth paragraph of Section 15.01(c) of the Indenture is hereby amended to read in its entirety as follows:

The Company shall purchase from the Holder thereof, pursuant to this Section 15.01, a portion of a Security, so long as the Principal Amount of such portion is, in the case of the Original Securities and the Modified Securities, $1,000 and integral multiples thereof, and, in the case of the 2015 Securities and the Interest Securities, $1,000 and integral multiples of $1.00 in excess thereof.  Provisions of this Indenture that apply to the repurchase of all of a Security also apply to the repurchase of such portion of such Security.

SECTION 2.13.                    Amendment of Article XVI – Right to Convert.

Section 16.01(a) of the Indenture is hereby amended to read in its entirety as follows:

(a)        Subject to and upon compliance with the provisions of this Indenture, each Holder shall have the right, at such Holder's option, at any time following the Issue Date of the Securities hereunder through prior to the close of business on the business day immediately preceding the Stated Maturity to convert the Principal Amount of any such Securities, or any portion of such Principal Amount which is, in the case of the Original Securities and the Modified Securities, $1,000 or an integral multiple thereof, or, in the case of the 2015 Securities, $1,000 or an integral multiple of $1.00 in excess thereof, at the Conversion Price then in effect, subject to prior repurchase of the Securities.

Section 16.01 of the Indenture is hereby amended by inserting the following as paragraph (d):

(d)        Notwithstanding the foregoing, the provisions of this Article XVI shall not be applicable to any Interest Securities issued in connection with an interest payment date with respect to the 2015 Securities.

Section 16.03(a) of the Indenture is hereby amended to read in its entirety as follows:

(a)        Upon conversion of a Security, the Company will have the option to deliver Common Shares, cash or a combination of cash and Common Shares for the Securities surrendered as set forth below.  The Trustee will initially act as Conversion Agent.  A Holder may convert fewer than all of such Holder's Securities so long as the principal amount of the Securities converted are, in the case of the Original Securities and the Modified Securities, $1,000 and integral multiples thereof, and, in the case of 2015 Securities, $1,000 and integral multiples of $1.00 in excess thereof.

Section 16.03 of the Indenture is hereby amended by inserting the following as paragraph (e):

(e)        Notwithstanding the foregoing or anything to the contrary herein, upon conversion of 2015 Securities, a Holder will receive a separate cash payment in respect of such Holder’s Interest Securities.

SECTION 2.14.                    Rights of Holders of Securities.

Except as expressly provided in this Second Supplemental Indenture, a Holder of an Original Security, a Modified Security, a 2015 Security and/or an Interest Security shall have all of the rights of a Holder of the applicable Security under the Indenture and all references to “Security” shall include Original Security, Modified Security, 2015 Security and Interest Security and all references to “Securities” shall include Original Securities, Modified Securities, 2015 Securities and Interest Securities, except in relation to references to (i) the initial issuance of the Original Securities as Global Securities in Section 2.01 of the Original Indenture and (ii) the terms of the Original Securities as set forth in Section 2.02 and Section 2.03 of the Original Indenture, and except where the context indicates that such reference is limited to one or more classes of such Securities; and all references to “Outstanding” when applied to one or more classes (but not all outstanding Securities) shall mean Outstanding Securities of such class or classes.

ARTICLE Three
Conforming Amendments to the Indenture

The Indenture is hereby amended as set forth below in this Article Three for the purpose of implementing the Conforming Changes to the Original Indenture.  The Holders of all Securities issued under the Indenture (including the Modified Securities and the Original Securities) will be subject to the terms of this Article Three.

SECTION 3.01.                    Amendments of Section 1.01 – Modified Defined Terms.

Section 1.01 of the Indenture is hereby amended by deleting the terms “Payment Blockage Notice,” “Repurchase Date,” “Repurchase Notice,” “Repurchase Price,” “Repurchase Put Right,” “Security Register,” “Security Registrar” and "Share Put Right" and inserting the following definitions:

“Payment Blockage Notice” has the meaning specified in Section 4.01.

“Repurchase Date” has the meaning specified in Section 14.01.

“Repurchase Notice” has the meaning specified in Section 14.01.

“Repurchase Price” has the meaning specified in Section 14.01.

“Repurchase Put Right” has the meaning specified in Section 14.07.

“Security Register” has the meaning specified in Section 3.05.

“Security Registrar” has the meaning specified in Section 3.05.

“Share Put Right” has the meaning specified in Section 15.07.

SECTION 3.02.                    Amendment of Article III – Amendment of Section 3.05.

Section 3.05 of the Indenture is hereby amended to read in its entirety as follows:

3.05     Paying Agent; Registrar.   The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the “Security Registrar”) and an office or agency where Securities may be presented to the Paying Agent for payment.  The Company shall cause each of the Registrar and the Paying Agent to maintain an office or agency in the Borough of Manhattan, The City of New York.  The Security Registrar shall keep a register of the Securities and of their transfer and exchange (the “Security Register”).  The Company may have one or more co-registrars and one or more additional paying agents.  The term “Paying Agent” includes any additional paying agent and the term “Security Registrar” includes any co-registrar.

The Company initially appoints the Trustee as the Paying Agent and the Security Registrar.  The Company may, however, change the Paying Agent or Security Registrar without prior notice to the Holders, and the Company may act as the Paying Agent and Security Registrar.

SECTION 3.03.                    Amendment of Article V – Amendment of Sections 5.04 and 5.05.

Sections 5.04 and 5.05 of the Indenture are hereby amended to read in their entirety as follows:

5.04     Effect of Notice of Redemption.

Once a Notice of Redemption is given by the Company, Securities called for redemption become due and payable on the Redemption Date and at the Redemption Price stated in such notice, except for Securities that are converted in accordance with the provisions of Section 16.02. Upon their presentation and surrender to the Paying Agent, Securities called for redemption shall be paid at the Redemption Price. Failure to give notice or any defect in the notice to any Holder shall not affect the validity of the notice to any other Holder.

5.05     Deposit of Redemption Price.

Prior to 10:00 a.m. (New York City time) on the Redemption Date, the Company shall deposit with the Paying Agent (or, if the Company or an Affiliate of the Company is acting as the Paying Agent, shall segregate and hold in trust) an amount of money sufficient to pay the aggregate Redemption Price of all the Securities to be redeemed on the Redemption Date other than the Securities or portions thereof called for redemption which on or prior thereto have been delivered by the Company to the Trustee for cancellation or have been converted. The Trustee and the Paying Agent shall, as promptly as practicable, return to the Company any money not required to pay the aggregate Redemption Price because of conversion of the Securities in accordance with the provisions of Section 16.02. If such money is then held by the Company or an Affiliate of the Company in trust and is not required for such purpose, it shall be discharged from such trust.

SECTION 3.04.                    Amendment of Article XV – Amendment of Section 15.07.

Sections 15.07(d) of the Indenture is hereby amended to read in its entirety as follows:

(d)        In the event that the Company duly exercises its Share Put Right, upon presentation and surrender of the Securities for payment on the Fundamental Change Purchase Date, at any place where a register is maintained pursuant to Section 3.05 or any other place specified in the Fundamental Change Notice, the Company shall on or before 11:00 a.m. Toronto Time on the Fundamental Change Purchase Date make the delivery to the Trustee for delivery to and on account of the Holders, of certificates representing the Common Shares to which such holders are entitled.

SECTION 3.05.                    Amendment of Article XVI – Amendment of Sections 16.04 and 16.10.

Section 16.04(k) of the Indenture is hereby amended to read in its entirety as follows:

(k)        Whenever the Conversion Rate is adjusted as herein provided, the Company shall promptly file with the Trustee and any Conversion Agent an Officers' Certificate setting forth the Conversion Rate after such adjustment and setting forth a brief statement of the facts requiring such adjustment.  Unless and until a Responsible Officer of the Trustee and the Conversion Agent shall have received such Officers' Certificate, the Trustee and the Conversion Agent shall not be deemed to have knowledge of any adjustment of the Conversion Rate and may assume without inquiry that the last Conversion Rate of which it has knowledge is still in effect.  Promptly after delivery of such certificate, the Company shall prepare a notice of such adjustment of the Conversion Rate setting forth the adjusted Conversion Rate and the date on which each adjustment becomes effective and shall mail such notice of such adjustment of the Conversion Rate to each Holder of Securities at such Holder's last address appearing on the list of Security holders provided for in Section 3.05, within 20 days after execution thereof.  Failure to deliver such notice shall not affect the legality or validity of any such adjustment.

The text following clause (d) of Section 16.10 of the Indenture is hereby amended to read in its entirety as follows:

then, in each case, the Company shall cause to be filed with the Trustee and the Conversion Agent and to be mailed to each Holder of Securities at such Holder’s address appearing on the list of Security holders provided for in Section 3.05 of this Indenture, as promptly as practicable but in any event at least fifteen (15) days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Shares of record to be entitled to such dividend, distribution or rights are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective or occur, and the date as of which it is expected that holders of Common Shares of record shall be entitled to exchange their Common Shares for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such dividend, distribution, reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

ARTICLE Four
Miscellaneous

SECTION 4.01.                    Certain Trustee Matters.

The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness.

The Trustee makes no representations as to the validity or sufficiency of this Second Supplemental Indenture or the Securities (including for the avoidance of doubt the 2015 Securities and the Interest Securities) or the proper authorization or the due execution hereof or thereof by the Company.

Except as expressly set forth herein, nothing in this Second Supplemental Indenture shall alter the duties, rights or obligations of the Trustee set forth in the Indenture.

The Trustee makes no representation or warranty as to the validity or sufficiency of the information contained in any prospectus supplement or other disclosure documentation related to the Notes.

SECTION 4.02.                    Continued Effect.

Except as expressly supplemented and amended by this Second Supplemental Indenture, the Indenture shall continue in full force and effect in accordance with the provisions thereof, and the Indenture is in all respects hereby ratified and confirmed and the provisions thereof shall be applicable to the Securities and this Second Supplemental Indenture.  This Second Supplemental Indenture and all its provisions shall be deemed a part of the Indenture in the manner and to the extent herein and therein provided and the Indenture and this Second Supplemental Indenture shall henceforth be read and construed together for all purposes.  Any and all references to the “Indenture”, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this Second Supplemental Indenture (whether or not made), unless the context shall require otherwise.

SECTION 4.03.                    Governing Law.

This Second Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

SECTION 4.04.                    Counterparts.

This instrument may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

SECTION 4.05.                    Successors.

All agreements of the Company in this Second Supplemental Indenture shall bind its successors.  All agreements of the Trustee in this Second Supplemental Indenture shall bind its successors.

SECTION 4.06.                    Headings, Etc.

The headings of the Sections of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Second Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 4.07.                    Severability.

In case any provision of this Second Supplemental Indenture or the Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed and delivered, all as of the date first written above.

The Company: GOLD RESERVE INC. By: ______________________ Name: Rockne J. Timm Title Chief Executive Officer
Trustee: U.S. BANK NATIONAL ASSOCIATION By: ______________________ Name: Title:

Co-Trustee:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:  _______________________

Name: Benjamin van de Werve

Title: Corporate Trust Officer

By:  _______________________

Name: Alessandra Pansera

Title: Corporate Trust Officer

EXHIBIT D

PAYMENTS AND APPLICATIONS

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